FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Léon Migaux, 91341 MASSY FRANCE, (33) 1 64 47 3000 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .)

Compagnie générale de géophysique, S.A.

FORWARD-LOOKING STATEMENTS	3

PRESENTATION OF FINANCIAL INFORMATION (TRANSITION TO IFRS)	4

FINANCIAL STATEMENTS	5

Unaudited Interim Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004	5

Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2005 and 2004, for the six months ended June 30, 2005 and 2004 and for the year ended December 31, 2004	6

Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2005 and 2004 and for the year ended December 31, 2004	7

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2004 and the six months ended June 30, 2005	8

Notes to Unaudited Interim Consolidated Financial Statements	9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38

Compagnie générale de géophysique, S.A.

FORWARD-LOOKING STATEMENTS
     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:
•	changes in international economic and political conditions, and in particular in oil and gas prices;
•	our ability to reduce costs;
•	our ability to finance our operations on acceptable terms;
•	the timely development and acceptance of our new products and services;
•	the effects of competition;
•	political, legal and other developments in foreign countries;
•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;
•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;
•	our ability to integrate successfully the businesses or assets we acquire;
•	our ability to sell our seismic data library;
•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and
•	our success at managing the risks of the foregoing.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Compagnie générale de géophysique, S.A.

PRESENTATION OF FINANCIAL INFORMATION
     As Compagnie Générale de Géophysique S.A. (“CGG” or the “Company”) is listed in a European Union country and in accordance with CE regulation No. 1606/2002 dated July 19, 2002, the financial information for the year ended December 31, 2005 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”).
     The IFRS consolidated financial statements for the six month period ended June 30, 2005 were prepared according to the following rules :
–	IAS/IFRS and related interpretations whose application will be compulsory at 31 December 2005, based on current information;

–	IAS/IFRS and related interpretations whose application will be compulsory after 31 December 2005 and for which the Group has opted for earlier application, as authorized under IFRS first application;

–	the outcome expected at this point in time of technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable in the publication of its 2005 IFRS consolidated statements; and

–	the options and exemptions that the Group expects to apply for the preparation of the first 2005 IFRS consolidated financial statements.
The 2004 comparative information, which we originally presented in accordance with accounting principles generally accepted in France (“French GAAP”) in our report on Form 6-K submitted to the SEC on September 2, 2004, has been restated to conform to IFRS standards and interpretations with the same rules.

The first financial statements issued according to IFRS will be those for the year ended December 31, 2005, presented with 2004 comparative information prepared according to the IFRS 1 standard upon First time application of IFRS.
     We decided to opt for the alternative to a presentation upon the standard IAS 34, « Interim financial reporting », as proposed in the article 221-5 of the regulations of the “Autorité des Marchés Financiers” (AMF), the French authority for financial markets control, which provides that notes to the financial statements can be prepared accordingly to recommendation CNC-99-R-01 and can include only a selection of the most significant notes. IFRS differs in certain significant respects from our financial statements prepared in accordance with French GAAP, including our financial statements as of and for the years ended December 31, 2004, 2003 and 2002 included in our annual report on Form 20-F filed with the SEC on April 18, 2005. Our financial statements prepared in accordance with IFRS as endorsed by the EU are not comparable to our financial statements prepared in accordance with French GAAP.
     Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. Our first yearly IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented in this report.
     Additionally, IFRS is currently being applied in France and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in our first annual IFRS financial statements cannot be determined with certainty and may be subject to change.
     For all these reasons, it is possible that the audited opening balance would not be the opening balance from which consolidated financial statements for the year ended December 31, 2005 would be actually prepared. For the same reasons, it is possible that the comparative financial information, which will be presented in the consolidated financial statements for the year ended December 31, 2005 and in the interim consolidated financial statements for the six months ended June 30, 2005, is different from the information of the current document.
     Our report “Transition to IFRS” on Form 6-K describes all restatements realized for change of financial statements for the year ended December 31, 2004 from French GAAPS to IFRS. This report was submitted to the SEC on May, 12, 2005.
     IFRS differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 22 to our consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended June 30, 2005.

Compagnie générale de géophysique, S.A.

FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED BALANCE SHEETS

			December 31,
(amounts in € millions)		June 30, 2005	2004
		(unaudited)	(unaudited)
		(1)	(1)

ASSETS
	Notes
Cash and cash equivalents		113.1	130.6
Trade accounts and notes receivable, net	3	233.2	204.8
Inventories and work-in-progress, net		92.0	81.4
Income tax assets		8.6	4.0
Other current assets, net		35.7	48.7
Assets held for sale		5.3	—
Total current assets		487.9	469.5
Deferred tax assets		38.5	31.5
Investments and other financial assets, net		16.1	12.5
Investments in companies under equity method	5	37.5	30.8
Property, plant and equipment, net	6	232.6	204.1
Goodwill and intangible assets, net	7	221.1	225.2
Total non-current assets		545.8	504.1
TOTAL ASSETS		1 033.7	973.6

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts		8.8	2.8
Current portion of financial debt	8	25.2	73.1
Trade accounts and notes payable		106.4	98.3
Accrued payroll costs		53.7	47.6
Income taxes payable		26.4	24.0
Advance billings to customers		12.8	13.2
Provisions — current portion	10	11.6	14.2
Other current liabilities		33.7	22.8
Total current liabilities		278.6	296.0
Deferred tax liabilities		28.6	26.7
Provisions — non-current portion	10	17.9	16.0
Financial debt	8	222.1	177.2
Other non-current liabilities		21.0	19.8
Total non-current liabilities		289.6	239.7

Common stock, 28,549,606 shares authorized 11,796,840 shares with a €2 nominal value issued and outstanding at June 30, 2005; 11,682,218 at December 31, 2004	11	23.6	23.4
Additional paid-in capital		125.1	173.4
Retained earnings		288.0	214.5
Treasury shares		1.9	1.8
Net income (loss) for the period — Attributable to the Group		2.7	19.5
Convertible bond — equity component		9.7	9.7
Income and expense recognized directly in equity	9	(4.6)	3.7
Cumulative translation adjustment		9.0	(17.2)
Total shareholders’ equity		455.4	428.8
Minority interests		10.1	9.1
Total shareholders’ equity and minority interests		465.5	437.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1 033.7	973.6

(1)	drawn up according to IFRS

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Six months ended		Three months ended
		June 30,		June 30,		Year
		2005 (1)	2004 (1)	2005(1)	2004 (1)	2004 (1)

(in millions of euros, except per share data)
	Notes

Operating revenues	12	383.7	321.4	193.3	159.6	692.7
Other income from ordinary activities		0.8	—	0.6		0.4

Total income from ordinary activities		384.5	321.4	193.9	159.6	693.1

Cost of operations		(297.5)	(263.5)	(147.6)	(135.9)	(556.7)

Gross profit	12	87.0	57.9	46.3	23.7	136.4

Research and development expenses — net	13	(14.8)	(13.3)	(7.1)	(7.4)	(28.8)
Selling, general and administrative expenses		(41.9)	(38.6)	(22.1)	(19.3)	(78.6)
Other revenues (expenses) — net	14	0.8	9.8	(1.7)	3.9	19.3

Operating income (loss)		29.5	15.8	15.4	0.9	48.3

Expenses related to financial debt		(21.2)	(12.1)	(15.4)	(5.7)	(30.0)
Income provided by cash and cash equivalents		1.6	0.8	1.2	0.4	2.2
Cost of financial debt, net	15	(19.6)	(11.3)	(14.2)	(5.3)	(27.8)
Other financial income (loss)	16	0.7	(3.6)	—	(2.2)	0.8

Income (loss) from consolidated companies before income taxes		10.6	0.9	1.2	(6.6)	21.3

Income taxes	17	(14.6)	(9.2)	(6.5)	(4.6)	(11.1)

Net income (loss) from consolidated companies		(4.0)	(8.3)	(5.3)	(11.2)	10.2

Equity in income (losses) of affiliates		6.7	4.8	2.9	2.7	10.3
Net income (loss)		2.7	(3.5)	(2.4)	(8.5)	20.5

Attributable to :

Shareholders		2.7	(3.8)	(2.3)	(8.8)	19.5
Minority interest		—	0.3	(0.1)	0.3	1.0

Weighted average number of shares outstanding		11,736,024	11,680,968	11,709,348	11,681,218	11,681,406
Dilutive potential shares from stock-options		216,224	114,920	216,224	114,920	137,197
Dilutive potential shares from convertible bonds		1,400,000	—	1,400,000	—	233,333
Dilutive weighted average number of shares outstanding		13,352,248	11,795,888	13,325,572	11,796,138	12,051,936
Net income (loss) per share
Basic		0.23	(0.30)	(0.21)	(0.73)	1.75
Diluted (2)		0.23	(0.30)	(0.21)	(0.73)	1.62

(1)	drawn up according to IFRS

(2)	for the period ended June 30, 2005, the effect of convertible bonds was anti-dilutive
See notes to Consolidated Financial Statements

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		Six months ended
		June 30,		December 31,
		2005 (1)	2004 (1)	2004 (1)

(in millions of euros)

OPERATING
Net income (loss)		2.7	(3.5)	20.5
Depreciation and amortization		32.1	33.5	65.5
Multi-client surveys amortization		31.3	28.2	66.5
Variance on provisions		(0.7)	(7.5)	(3.5)
Expense & income calculated on stock-option		0.2	0.3	0.5
Net gain on disposal of fixed assets		0.8	(3.4)	(11.5)
Equity in income of investees, net of dividends		(2.5)	(0.4)	(5.5)
Other non-cash items		(1.2)	(0.7)	(2.1)
Net cash including net cost of financial debt and income taxes		62.7	46.5	130.4
Less net cost of financial debt		19.6	11.3	27.8
Less income taxes expenses		14.6	9.2	11.1
Net cash excluding net cost of financial debt and income taxes		96.9	67.0	169.3
Income taxes paid		(17.3)	(7.3)	(17.0)
Net cash before changes in working capital		79.6	59.7	152.3
Change in trade accounts and notes receivable		(17.7)	(1.6)	(34.8)
Change in inventories and work in progress		(8.3)	(2.4)	(11.0)
Change in other current assets		5.5	15.0	17.4
Change in trade accounts and notes payable		11.1	(7.0)	9.0
Change in other current liabilities		0.3	(0.5)	(5.5)
Impact of changes in exchange rate		7.4	9.9	(0.5)

Net cash provided by operating activities		77.9	73.1	126.9

INVESTING
Total purchases of tangible & intangible assets (included variation of fixed assets suppliers)	6	(36.8)	(20.2)	(44.4)
Investments in multi-client surveys	7	(15.0)	(27.4)	(51.1)
Proceeds from disposals tangible & intangible		0.1	5.0	6.9
Total net proceeds from financial assets		—		17.2
Total net acquisition of Investments		—	(27.9)	(27.9)
Impact of change in consolidation scope		—	—
Variation in loans granted		0.2	0.1	0.1
Variation in subsidies		0.2	(0.8)	(0.4)
Variation in other financial assets		(0.4)	0.1	(1.2)
Acquisition & proceeds Group		—

Net cash from investing activities		(51.7)	(71.1)	(100.8)

FINANCING
Decrease in long-term debt		(177.6)	(12.9)	(16.5)
Total increase of long-term debt		139.1	4.9	73.7
Reimbursement on leasing		(7.0)	(5.3)	(11.9)
Change in short-term loans		5.4	(0.8)	(0.6)
Financial interest paid		(21.0)	(10.9)	(29.1)
Net proceeds from capital increase:
- from shareholders		5.8
- from minority interest of integrated companies		—
Dividends paid and share capital reimbursements		(0.1)
Buying & sales from treasury shares		0.1	(1.8)	2.0

Net cash provided by financing activities		(55.3)	(26.8)	17.6

Effects of exchange rate changes on cash		11.6	0.4	(9.5)
Net increase (decrease) in cash and cash equivalents		(17.5)	(24.4)	34.2
Cash and cash equivalents at beginning of year		130.6	96.4	96.4

Cash and cash equivalents at end of period		113.1	72.0	130.6

(1)	drawn up according to IFRS

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (1)

							Income
							and				Total
	Number					Convertible	expense				shareholders’
	of		Additional			bonds —	recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	equity	directly	translation	shareholders’	Minority	minority
(amounts in € millions)	issued	capital	capital	earnings	shares	component	in equity	adjustment	equity	interest	interest

Balance at January 1, 2004	11,680,718	23.4	292.7	94.7	(0.8)	—	9.2	—	419.2	8.8	428.0

Capital increase	1 500	—	—
Net income				19.5					19.5	1.0	20.5
Cost of share-based payment				0.5					0.5		0.5
Operations on treasury shares					2.6				2.6		2.6
Income and expense recognized directly in equity							(5.5)	(17.2)	(22.7)	(0.7)	(23.4)
Others (2)			(119.3)	119.3		9.7			9.7		9.7

Balance at December 31, 2004	11,682,218	23.4	173.4	234.0	1.8	9.7	3.7	(17.2)	428.8	9.1	437.9

Capital increase	114 622	0.2	5.9						6.1		6.1
Net income				2.7					2.7	—	2.7
Cost of share-based payment				0.2					0.2		0.2
Operations on treasury shares					0.1				0.1		0.1
Income and expense recognized directly in equity						—	(8.7)	26.2	17.5	1.1	18.6
Others (2)			(54.2)	53.8			0.4		—	(0.1)	(0.1)

Balance at June 30, 2005	11,796,840	23.6	125.1	290.7	1.9	9.7	(4.6)	9.0	455.4	10.1	465.5

(1)	drawn up according to IFRS

(2)	deduction from Issuance premium for allocation to the carry forward
See notes to Consolidated Financial Statements

Compagnie générale de géophysique, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at June 30, 2005, except for the expected modifications of IAS 32 upon accounting of convertible bonds denominated in foreign currency (see note 1-11 Convertible bonds). These are the first IFRS consolidated financial statements of CGG and its subsidiaries (the “Group”). They include comparative information for the period of 2004 using the same standards.
According to general provisions of IFRS 1 — First-time adoption of International Financial reporting Standards, the Group has opted to apply the following options and exemptions as follows:
–	Business combinations (IFRS 3): the Group has opted not to restate business combinations that occurred before January 1, 2004,

–	Measurement of certain items of property, plant and equipment at fair value (IAS 16) : the Group has opted not to reassess property, plant and equipment and intangible assets at fair value. Property, plant and equipment are maintained at historical cost,

–	Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefits plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet,

–	Cumulative translation adjustments: the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves,

–	Financial instruments: IAS standards 32 & 39 on financial instruments have been applied as from January 1, 2004.
Note 21 “Reconciliation for the period ended June 30, 2004 French Gaap — IFRS” describes the reclassifications and the restatements between the French GAAP and the IFRS, and reconcile net income to IFRS.
International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 22 “Reconciliation to US GAAPS” describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended June 30, 2005.
Critical Accounting Policies
Our significant accounting policies, which we have applied consistently in all material respect, are more fully described in our report on Form 6-K submitted May 12, 2005 related to our transition to IFRS. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.
1 — Basis of consolidation
Our consolidated financial statements include the accounts of CGG and all majority-owned subsidiaries.
We account for investments in which our ownership interest ranges from 20% to 50% and we exercise significant influence over operating and financial policies using the equity method. We may account for certain investments where the Group’s

Compagnie générale de géophysique, S.A.

ownership is below 20% using the equity method when we exercise significant influence (Board membership or equivalent) over the business.
All inter-company transactions and accounts are eliminated in consolidation.
Our consolidated financial statements are reported in euros.
2 — Foreign currency
The financial statements of all of our foreign subsidiaries are maintained in the local currency, which is the functional currency, with the exception of the financial statements of subsidiaries operating in Norway, in Malaysia and Venezuela. In those subsidiaries, the functional currency is the U.S. dollar, the currency in which they primarily conduct their business.
Transactions denominated in currencies other than the functional currency of a given entity are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies other than the functional currency are re-evaluated at year-end exchange rates and any resulting unrealized exchange gains and losses are included in income.
When translating the foreign currency financial statements of foreign subsidiaries to euro, year-end exchange rates are applied to balance sheet items, while average annual exchange rates are applied to income statement items. Adjustments resulting from this process are recorded in a separate component of shareholders’ equity.
With respect to foreign affiliates accounted for using the equity method, the effects of exchange rates changes on the net assets of the affiliate are recorded in a separate component of shareholders’ equity.
3 — Business combinations
Business combinations after January 1, 2004 are accounted for in accordance with IFRS. Assets and liabilities acquired are recognized at their fair value at the date of acquisition. The remaining difference between the fair value of assets and liabilities acquired and the acquisition cost is recognized as a goodwill and allocated to the cash generating units.
4 — Operating revenues
     We recognize revenues from the sales of goods, including hardware and software, in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. We recognize revenue from services rendered in the income statement in proportion to the stage of completion of the transaction at the closing date.
     – Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
     Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project. The Company recognizes payments that it receives during periods of mobilization as advance billing and these payments appear in the balance sheet in the item “Advance billings to customers”.
     After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new

Compagnie générale de géophysique, S.A.

magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
     After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.
     – Exclusive surveys
     In exclusive surveys, we perform seismic services for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
     The Company might be bound to reconsider the final payment to be received from the customer if milestones are not met. When the Company becomes aware that contractual targets cannot be reached, the Company reduces its revenues.
     – Other geophysical services
     Revenues from our other geophysical services are recognized as the services are performed.
     – Equipment sales
     We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
     – Software and hardware sales
     We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, I.E. using the percentage of completion method.
     We recognize revenue when all of the following criteria are met :
–	the contract is signed;

–	delivery has occurred;

–	the fee is fixed or determinable; and

–	collectibility is probable.
If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting deliverable.
Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
5 — Cost of financial debt
Cost of financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.

Compagnie générale de géophysique, S.A.

6 — Intangible and tangible assets
In accordance with IAS 16 “Property, Plant and equipment” and with IAS 38 “Intangible assets” only items whose cost can be reliably measured and whose the future economic benefits are likely to flow to us are liable for recognition in our consolidated financial statements.
In accordance with IAS 36 “Impairment of assets”, the carrying amounts of our assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important by that could trigger an impairment review include the following:
•	significant underperformance relative to expected operating results based upon historical and/or projected data,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.
For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, we estimate the recoverable amount at each balance sheet date.
We recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
The recoverable amount of tangible and intangible assets is the greater of their net fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses are recognized in the income statement. Impairment losses recognized in respect of a group of non independent assets allocated to a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
     – Goodwill
Upon transition to IFRS, goodwill will no longer be amortized in accordance with IFRS 3 “Business combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over 5 years for software and technology activities and from 10 to 20 years depending on the other type of business acquired.
All goodwill is tested for impairment at least annually. The impairment test methodology is based on a comparison between the recoverable amount of each cash generating unit and its net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows.
     – Multi-client surveys
Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record).
In this respect, we use three different sets of parameters depending on the area or type of surveys considered:
•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at time of data delivery, a minimum straight-line depreciation scheme is applied on a three-year period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery; and

•	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation on a seven-year period from data delivery.

Compagnie générale de géophysique, S.A.

     – Development costs
Expenditure on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding is recognized in the income statement as an expense as incurred and is presented as “Research and development expenses — net”.
Expenditure on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
–	the project is clearly defined, and costs are separately identified and reliably measured,

–	the product or process is technically and commercially feasible,

–	we have sufficient resources to complete development,

–	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred and is presented as “Research and development expenses — net”.
Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.
We amortize developments costs over 5 years.
Capitalized development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs and of government grants acquired for research and development.
     – Property, plant and equipment
Property, plant and equipment are valued at historical cost less accumulated depreciation and impairment losses. Depreciation is generally calculated over the following useful lives:
•	equipments and tools:	3 to 10 years

•	vehicles:	3 to 5 years

•	seismic vessels:	12 to 30 years

•	buildings for industrial use:	20 years

•	buildings for administrative and commercial use:	20 to 40 years
Depreciation expense is determined using the straight-line method.
Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to us or tenant are capitalized.
We include residual value, if considered to be significant, when calculating the depreciable amount. We segregate tangible assets into their separate components if there is a significant difference in their expected useful lives, and depreciate them accordingly.
7 — Investments and other financial assets
In accordance with IAS 39 “Financial instruments”, we classify investments in non-consolidated companies as available-for-sale and therefore measured them at their fair value. The fair value for listed securities is their market price at the balance sheet date. If a reliable fair value cannot be established, securities are valued at historical cost. We account for fair value variations directly in shareholders’ equity.
Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) we record an irreversible impairment provision. This provision can only be released upon the sale of the relevant financial asset.
We examine non-consolidated securities and other financial assets at each balance sheet date to detect any objective evidence of impairment. Where this is the case, we record an impairment loss.

Compagnie générale de géophysique, S.A.

8 — Treasury shares
We value treasury shares at their cost, as a reduction of shareholders’ equity. Proceeds from the sale of treasury shares are included under shareholders’ equity and have no impact on the income statement.
9 — Inventories
We value inventories are at the lower of cost (including direct production costs where applicable) and net realizable value.
We calculate the cost of inventories on a weighted average price basis for our Products segment and calculated on the first-in first-out principle for our Services segment.
10 — Pension and other post-employment benefits
•	Defined contribution plans
We record obligations for contributions to defined contribution pension plans as an expense in the income statement as incurred.
•	Defined benefit plans
Our net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. We perform the calculation by using the projected unit credit method.
When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.
We record actuarial gains and losses that arise subsequent to 1 January 2004 directly in equity.
11 — Convertible bonds
Convertible bonds that can be converted into shares at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments.
We allocate transaction costs that relate to the issue of a compound financial instrument are allocated to the debt and equity components in proportion to the allocation of proceeds.
We calculate the equity component of the convertible bonds as the excess of the issue proceeds over the present fair value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. We calculate the interest expense recognized in the income statement using the effective interest rate method.
In April 2005, the International Financial Reporting Interpretations Committee (IFRIC) discussed a recommendation on the accounting of convertible bonds whose conversion parameters are denominated in a currency different from the reporting currency of the issuer. IFRIC estimated that the issue was not directly addressed under the standard IAS 32 “Financial instruments: information and presentation”, but that according to other standards, such as IAS 39, the conversion option should be accounted for as a liability and not as an equity component. Additionally in June 2005, IFRIC recommended and proposed an urgent amendment to IAS 32 « Financial instruments: information and presentation” to permit a fixed amount of foreign currency to be considered a fixed amount of cash for classification purposes and thus convertible bonds in foreign currency to contain an equity component.
The International Accounting Standards Board (IASB) discussed the recommendations of IFRIC at its June 2005 meeting and decided to study the opportunity to amend IAS 32. As a consequence, we consider the present period to be an intermediary period between the interpretations by IFRIC and the expected amendment of IAS 32 by IASB. We have thus maintained the presentation of convertible bonds at June 30, 2005 consistent with IFRS financial statements at December 31, 2004, at March, 31, 2005 and those expected at December 31, 2005, in order to avoid change of presentation from one interim period to another.

Compagnie générale de géophysique, S.A.

In case the IASB would conclude that convertible bonds in a foreign currency do not contain an equity component, then, during the life of the convertible bonds, the equity component of the convertible bonds would be cancelled and the conversion option would be considered as a liability, not to be settled in cash, corresponding to the theoretical fair value of the conversion option and presented in the item “Other non-current liabilities” in the balance sheet. In such conditions, the equity component of the convertible bonds, amounting to €9.7 million and corresponding to the initial value of the conversion option as of the issuing date of the convertible bonds, would be cancelled at December 31, 2004 and June 30, 2005 and reclassified in the item “Other non-current liabilities”. The future variance of the fair value of the conversion option, beyond the €9.7 million initial value, would then be computed in the income statement, according to the position expressed by the IFRIC. The fair value of the conversion option would be difficult to assess but could be estimated by warrants valuation methods on the basis of the price of Compagnie Générale de Géophysique share at the balance sheet date. Such an estimate would lead to a valuation of the conversion option of approximately €18 million at December 31, 2004 and of approximately €35 million at June 30, 2005, the variance being due to the strong increase of Compagnie Générale de Géophysique share price over the six months period. Computing the difference, the variance of value to be recognized in the income statement over the six months period ending June 30, 2005 would thus be an expense of approximately €17 million in “Other financial income and expense — net”. The overall accounting treatment above described would have no impact on the financial debt neither at December 31, 2004, nor at June 30, 2005. In the hypothesis of redeeming the convertible bonds, the conversion option would be cancelled in the liabilities, with consequently the recognition of the corresponding profit in the income statement as “Other financial income and expense — net”. In the hypothesis of a conversion of the convertible bonds, the conversion option valued at €35 million as of June 30, 2005 would then be reclassified as equity. The Group considers that the volatility in the income statement that this accounting treatment implies would not reflect a fair presentation of the Group performance and thus has chosen to maintain at June 30, 2005 the same accounting of convertible bonds than the one adopted at December 31, 2004 and at March, 31, 2005, as routinely admitted at those dates, in expectation of a definite position of IASB.
12 — Financial instruments
We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations (principally U.S. dollar) from operational, financing and investment activities. In accordance with our treasury policy, we do not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments in “Other financial income (loss)”.
Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholder’s equity under the line item “Cumulative translation adjustments”.
Derivative financial instruments are stated at fair value. The gain or loss on reassessment to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss is as follows (cash flow hedges), we account for changes in the fair value of the effective hedged amount in shareholder’s equity. The ineffective portion is recorded in “Other financial income (loss).
13 — Stock-options
We include stock-options granted to employees in the financial statements using the following principles: the stock option’s fair value is determined on the grant date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the end of the vesting period. We calculate stock option fair value using the Black — Scholes model.
Note 2 — Acquisitions and divestitures
On February 14, 2005, we ended our cooperation agreements with PT Alico. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and was accrued in the financial statements at December 31, 2004 and at June 30, 2005. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.

Compagnie générale de géophysique, S.A.

Note 3 — Trade accounts and notes receivables
Analysis of trade accounts and notes receivables by maturity is as follows:

	June 30,	December 31,
(in millions of euros)	2005	2004

Trade accounts and notes receivable gross — current portion	180.4	159.5
Less: allowance for doubtful accounts	(4.4)	(4.4)
Trade accounts and notes receivables net — current portion	176.0	155.1
Trade accounts and notes receivable gross — long term portion	12.9	13.1
Less: allowance for doubtful accounts	—	—
Trade accounts and notes receivables net — long term portion	12.9	13.1
Recoverable costs and accrued profit not billed	44.3	36.6

Total accounts and notes receivables	233.2	204.8

Note 4 — Asset valuation allowances
Details of valuation allowances recorded against assets are as follows:

	Six months ended June 30, 2005
(in millions of euros)	Balance at			Balance at
	beginning of	Additions/		end of
	year	(Deductions)	Other (a)	period

Trade accounts and notes receivable	4.4	—	—	4.4
Inventories and work-in-progress	15.4	(0.3)	0.7	15.8
Other current assets	0.7	0.1	4.2	5.0
Loans receivable and other investments.	30.0	1.0	(5.0)	26.0

(a)	includes the effects of exchange rate changes and acquisitions and divestitures
Note 5 — Investments in companies under the equity method

(in millions of euros)	June 30,	December 31,
	2005	2004

Balance at beginning of period	30.8	27.0
Investments made during the year	—	—
Equity in income	6.8	10.3
Dividends received during the period, reduction in share capital	(4.2)	(4.8)
Changes in exchange rates	3.5	(1.7)
Other	—	—

Balance at end of period	36.9	30.8

Investments in companies under the equity method are comprised of:

(in millions of euros)	June 30,	December 31,
	2005	2004

Argas	29.7	23.7
Geomar	5.6	5.6
JV Xian Peic/Sercel Limited	2.2	2.2
VS Fusion LLC	(0.6)	(0.7)

Investments in companies under the equity method	36.9	30.8

Compagnie générale de géophysique, S.A.

Investments in companies under the equity method are presented at June 30, 2005 in the balance sheet as “Investments in companies under the equity method” in the Assets by €37.5 million and as “Provisions — non-current portion” in the Liabilities by €0.6 million.
The net contribution to equity of affiliates accounted for under the equity method is as follows:

(in millions of euros)	June 30,	December 31,
	2005	2004

Argas	25.5	19.4
Geomar	—	—
JV Xian Peic/Sercel Limited	0.6	0.6
VS Fusion LLC	(0.6)	(0.7)

Total	25.5	19.3

Note 6— Property, plant and equipment
Analysis of Property, plant and equipement is as follows:

	Balance at	Balance at
(in millions of euros)	June 30,	December 31,
	2005	2004

Land	4.6	4.4
Less : accumulated amortization	(0.2)	(0.2)
Land — net	4.4	4.2
Buildings	57.5	53.1
Less : accumulated amortization	(27.7)	(25.4)
Buildings — net	29.8	27.7
Machinery & equipment	360.5	339.7
Less : accumulated amortization	(271.4)	(259.3)
Machinery & equipment — net	89.1	80.4
Vehicles & vessels	180.8	159.2
Less : accumulated amortization	(83.6)	(79.0)
Vehicles & vessels — net	97.2	80.2
Other tangible assets	36.8	35.2
Less : accumulated amortization	(24.7)	(23.6)
Other tangible assets — net	12.1	11.6

Total property, plant and equipment — net	232.6	204.1

Variations of the period (in millions of euros)	June 30,	December 31,
	2005	2004

Balance at beginning of period	204.1	215.8
Acquisitions	32.4	41,1
Acquisitions through capital lease	13.2	8.7
Depreciation	(28.0)	(58.0)
Disposals	(1.2)	(1,9)
Changes in exchange rates	16.6	(8.9)
Other	(4.5)	7.3

Balance at end of period	232.6	204.1

Compagnie générale de géophysique, S.A.

Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 12 is as follows:

(in millions of euros)	June 30,
2005

Acquisitions of tangible assets (excluding capital lease) — see above	32.4
Development costs capitalized — see note 7	4.0
Additions in other intangible assets (excluding non-exclusive surveys) — see note 7	0.7
Variance of fixed assets suppliers	(0.3)

Total purchases of tangible and intangible assets according to cash-flow statement	36.8

Acquisitions through capital lease — see above	13.2
Increase in multi-clients surveys — see note 7	15.0
Less variance of fixed assets suppliers	0.3

Capital expenditures according to note 12	65.3

Note 7— Goodwill and Intangible assets
Analysis of goodwill and intangible assets is as follows:

(in millions of euros)	Balance at	Balance at
	June 30, 2005	December 31, 2004

Goodwill of consolidated subsidiaries	66.1	62.5
Multi-client surveys	546.3	510.9
Less: accumulated amortization	(432.5)	(386.3)
Multi-client surveys—net	113.8	124.6
Development costs capitalized	25.1	19.9
Less: accumulated amortization	(2.8)	(1.6)
Development costs capitalized — net (a)	22.3	18.3
Patents, trademarks, software and other intangible	44.3	42.4
Less: accumulated amortization	(25.4)	(22.6)
Other intangible assets—net	18.9	19.8

Total Goodwill and Intangible assets—net	221.1	225.2

Variations of the period (in millions of euros)	June 30,	December 31,
	2005	2004

Balance at beginning of period	225.2	217.3
Additions in goodwill	—	0.2
Increase in multi-clients surveys	15.0	51.1
Development costs capitalized	4.0	4.6
Other acquisitions	0.7	1.7
Depreciation	(35.4)	(74.3)
Disposals	—	(0.9)
Changes in exchange rates	13.9	(8.4)
Other	(2.3)	33.9

Balance at end of period	221.1	225.2

Compagnie générale de géophysique, S.A.

Note 8— Financial debt
Analysis of financial debt by type is as follows:

	June 30, 2005			December 31, 2004
(in millions of euros)	Current	Non-current	Total	Current	Non-current	Total

Outstanding bonds	—	189.3	189.3	55.1	155.6	210.7
Bank loans	6.0	16.3	22.3	5.3	6.6	11.9
Capital lease obligations	16.2	16.5	32.7	9.8	15.0	24.8

Sub-total	22.2	222.1	244.3	70.2	177.2	247.4

Accrued interest	3.0			2.9
Total	25.2			73.1

At June 30, 2005, €41.1 million of bank loans and capital lease obligations were secured by tangible assets and receivables.
Analysis of financial debt (including amounts due within one year) by currency is as follows:

(in millions of euros)	June 30,	December 31,
	2005	2004

Euro	15.1	18.7
U.S. dollar	228.0	226.7
Other currencies	1.2	2.0

Total	244.3	247.4

Analysis of financial debt (including amounts due within one year) by interest rate is as follows:

(in millions of euros)	June 30,	December 31,
	2005	2004

Variable rates (effective rate June 30, 2005: 3.98%; December 31, 2004: 2.76%)	24.3	15.4
Fixed rates (effective rate June 30, 2005: 8.32%; December 31, 2004: 11.07%)	220.0	232.0

Total	244.3	247.4

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 8.25% and 9.17% at June 30, 2005 and December 31, 2004 respectively. The impact of hedging instruments has not been considered in the above two tables.
At June 30, 2005 the Group had €2.8 million available in unused short-term credit lines and overdraft facilities and €58.2 million in unused long-term credit lines.
On January 26, 2005, we redeemed U.S.$75 million principal amount of our outstanding 10 5/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore approximately U.S.$79 million plus the accrued interest.
On April 28, 2005, we issued U.S.$165 million aggregate principal amount of 7 1/2% senior notes due 2015. We used the net proceeds from the offering to redeem and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as Cost of financial debt.

Compagnie générale de géophysique, S.A.

Note 9— Financial Instruments
Foreign currency exposure management
The reporting currency for the Group’s consolidated financial statements is the euro. However, as a result of having primarily customers, which operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.
As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euro, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At June 30, 2005 and at December 31, 2004, the Group’s financial debt denominated in U.S. dollars amounted to U.S.$275.7 million (€228.0 million) and U.S.$308.8 million (€226.7 million), respectively. The Group also attempts to improve this balance by entering into forward exchange contracts.
Details of forward exchange contracts are as follows:

	June 30,	December 31,
	2005	2004

Forward sales of U.S. dollars against euros
Notional amount (in millions of U.S.$)	137.6	127.0
-of which forward sales qualifying as cash-flow hedges	137.6	108.4
-of which forward sales not qualifying as cash-flow hedges	—	18.6
Weighted average maturity	75 days	96 days
Weighted average forward U.S.$/Euro exchange rate	1.2935	1.2453

Forward sales of U.S. dollars against G.B. pounds
Notional amount (in millions of U.S.$)	11.4	—
-of which qualifying as cash-flow hedges	11.4	—
Weighted average maturity	85 days	—
Weighted average forward U.S.$/G.B. pounds exchange rate	1.8683	—
Effect of forward exchange contracts on financial statements are as follows :

	June 30,	December 31,
	2005	2004

Carrying value of forward exchange contracts (in millions of €)	(7.6)	8,7
Fair value of forward exchange contracts (in millions of €)	(7.6)	8,7
Gains recognized in profit and loss (in millions of €) (a)	0.9	4.4
Losses recognized in profit and loss (in millions of €)	—	(2.0)
Gains recognized directly in equity (in millions of €)	—	3.7
Losses recognized directly in equity (in millions of €)	(4.6)	—

(a)	see note 14
Interest rate risk management
No interest rate cap agreement was subscribed during the first half of 2005.

Compagnie générale de géophysique, S.A.

Fair value information
The carrying amounts and fair values of the Group’s financial instruments are as follows:

	June 30, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
(in millions of euros)	Amount	Value	Amount	Value

Cash and cash equivalents	113.1	113.1	130.6	130.6
Bank overdraft facilities	8.8	8.8	2.8	2.8
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	24.3	24.3	15.4	15.4
• Fixed rate	220.0	220.0	232.0	232.0
Foreign currency exchange contracts.	(7.6)	(7.6)	8.7	8.7
Note 10— Provisions for liabilities and charges

	Balance at				Balance at
	December 31,				June 30,
	2004	Additions	Deductions	Others (a)	2005

Provisions for contract losses	4.7	2.4	(3.4)	0.5	4.2
Provisions for restructuring costs	1.0	—	(0.3)	(0.3)	0.4
Provisions for litigations	5.4	0.3	(1.9)	—	3.8
Provisions for exchange losses	—	—	—	—	—
Other provisions	3.1	0.8	(0.6)	(0.1)	3.2
Total short-term provisions	14.2	3.5	(6.2)	0.1	11.6
Customer Guarantee provisions	3.4	1.9	(1.1)	0.1	4.3
Retirement indemnity provisions	11.0	0.6	(0.5)	0.1	11.2
Other provisions	1.6	—	—	0.2	1.8
Negative value of investments in companies under the equity method.	—	—	—	0.6	0.6
Total long-term provisions	16.0	2.5	(1.6)	1.0	17.9
Total provisions	30.2	6.0	(7.8)	1.1	29.5

(a)	includes the effects of exchange rate changes and acquisitions and divestitures
Note 11— Common stock and stock option plans
At June 30, 2005, the Company’s share capital consisted of 11 796 840 shares, each with a nominal value of €2.
Dividend rights
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s Articles of Association (statuts). Retained earnings available for distribution totaled €81.6 million at June 30, 2005.
Stock options
Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Compagnie générale de géophysique, S.A.

Information relating to options outstanding at June 30, 2005 is summarized below:

		Options
Date of Board of		outstanding	Exercise price
Directors’ Resolution	Options granted	at June 30, 2005	per share (€)	Expiration date

January 18, 2000	231,000	140,800	49.90	January 17, 2008
March 14, 2001	256,000	240,150	71.20	March 13, 2009
May 15, 2002	138,100	127,050	43.47	May 14, 2010
May 15, 2003	169,900	164,913	15.82	May 14, 2011

Total	795,000	672,913

Moreover, there were 100,000 options granted on May 5, 1997, which expired on May 4, 2005. At January 1st, 2005, 56,662 options were not exercised with an exercise price per share of €61.03. At the expiration date, 54,520 options were exercised over the cumulated life of the plan when 14,432 options became definitely forfeited by being expired.
A summary of the Company’s stock option activity, and related information follows:

	June 30, 2005		June 30, 2004
	Number of	Weighted average	Number	Weighted average
	options	exercise price	of options	exercise price

Outstanding-beginning of period	809,050	48.95	815,673	48.86
Granted	—	—	—	—
Exercised	(114,622)	53.59	(1,000)	15.82
Forfeited	(21,515)	56.06	(1,650)	32.59

Outstanding-end of period	672,913	47.93	813,023	48.94

Exercisable-end of period	140,800	49.90	57,523	61.03

Note 12— Analysis by operating segment and geographic zone
The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer.
The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:
•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;
•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.
Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.
Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the operating management and financing and investing are mainly managed at the corporate level.
Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s corporate headquarters in Massy.

Compagnie générale de géophysique, S.A.

Net sales originating in France include export sales of approximately €87.1 million for the six months ended June 30, 2005 and €118.1 million for the six months ended June 30, 2004. Net sales of CGG S.A. on a stand alone basis amounted to €104.3 million for the six month period ended June 30, 2005 and to €85.9 million for the six month period ended June 30, 2004.
For the first half of 2005, the Group’s two most significant customers accounted for 16.7% and 3.6%, respectively, of the Group’s consolidated revenues compared with 7.8% and 5.8% for the first half of 2004.
Analysis by operating segment

	Six months ended June 30, 2005					Six months period ended June 30, 2004
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
(in millions of euros)	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

Revenues from unaffiliated customers	245.1	138.6	—		383.7	170.4	151.0	—		321.4
Inter-segment revenues	0.3	20.2	(20.5)		—	1.1	8.7	(9.8)		—

Operating revenues	245.4	158.8	(20.5)		383.7	171.5	159.7	(9.8)		321.4

Other income from ordinary activities	0.8	—	—		0.8	—	—	—		—

Total income from ordinary activities	246.2	158.8	(20.5)		384.5	171.5	159.7	(9.8)		321.4

Operating income (loss)	9.0	30.1	(9.6	) (a)	29.5	(17.4)	35.7	(2.5	) (a)	15.8

Equity income (loss) of investees	7.0	(0.2)	—		6.8	4.4	0.4	—		4.8
Capital expenditures (b)	61.9	8.5	(5.1)		65.3	50.0	5.5	(0.6)		54.9
Depreciation and amortization (c)	57.1	8.4	(2.2)		63.3	56.8	7.4	(2,4)		61.8
Investments in companies under equity method					—					—

Identifiable assets	592.2	325.7	(37,2)		880.7	581.5	274.4	(48.3)		807.6

Unallocated and corporate assets					153.0					112.5

Total assets					1 033.7					920.1

(a)	includes general corporate expenses of €6.5 million for the six-month period ending June 30, 2005 and of €5.6 million for the six-month period ending June 30, 2004

(b)	includes (i) investments in multi-client surveys of €15.0 million for the six-month period ending June 30, 2005 and €27.4 million for the six-month period ending June 30, 2004, (ii) equipment acquired under capital leases of €13.2 in six-month period ending June 30, 2005 and €7.5 million for the six-month period ending June 30, 2004, (iii) capitalized development costs in the Services segment for €2.2 million for the six-month period ending June 30, 2005 and €1.1 million for the six-month period ending June 30, 2004, and (iv) capitalized development costs in the Products segment for €1.8 million for the six-month period ending June 30, 2005 and €1.3 million for the six-month period ending June 30, 2004

(c)	includes multi-client amortization of €31.3 million for the six-month period ending June 30, 2005 and €28.2 million for six-month period ending June 30, 2004.

Compagnie générale de géophysique, S.A.

	Three months ended June 30, 2005					Three months ended June 30, 2004
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
(in millions of euros)	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total

Revenues from unaffiliated customers	131.7	61.6	—		193.3	87.3	72.3	—		159.6
Inter-segment revenues	0.1	16.6	(16.7)		—	0.3	4.7	(5.0)		—

Operating revenues	131.8	78.2	(16.7)		193.3	87.6	77.0	(5.0)		159.6

Other income from ordinary activities	0.6	—	—		0.6	—	—	—		—

Total income from ordinary activities	132.4	78.2	(16.7)		193.9	87,6	77,0	(5.0)		159.6

Operating income (loss)	8.7	14.3	(7.6	) (a)	15.4	(10.6)	12.7	(1.2	) (a)	0.9

Equity income (loss) of investees	3.1	(0.2)	—		2.9	2.3	0.4	—		2.7
Capital expenditures (b)	47.8	4.1	(5.1)		46.8	19.9	3.5	(0.1)		23.3
Depreciation and amortization (c)	30.0	4.3	(1.1)		33.2	29.8	3.8	(1.0)		32.6
Investments in companies under equity method					—					—

(a)	includes general corporate expenses of €3.7 million for the three months ended June 30, 2005 and of €3.1 million for the comparable period of 2004.

(b)	includes investments in multi-client surveys for €8.7 million for the three months ended June 30, 2005 and €9.4 million for the comparable period of 2004, equipment acquired under capital leases, €13.0 million for the comparable period in 2005 of which there was nil for the three months ended June 30, 2004, and development costs capitalized for €1.2 million for the three months ended June 30, 2005 and €0.5 million for the comparable period of 2004, in the Services segment. Capitalized development costs in the Products segment were €1.0 million for the three months ended June 30, 2005 and €0.8 million for the comparable period of 2004.

(c)	includes multi-client amortization of €17.3 million for the three months ended June 30, 2005 and €15.7 million for the comparable period of 2004.

	Year ended December 31, 2004 (unaudited)
			Eliminations
			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	393.3	299.4	—	692.7
Inter-segment revenues	1.3	14.2	(15.5)	—

Operating revenues	394.6	313.6	(15.5)	692.7

Other income from ordinary activities	0.4	—	—	0.4

Total income from ordinary activities	395.0	313.6	(15.5)	693.1

Operating income (loss)	(17.2)	64.5	1.0 (a)	48.3

Equity income (loss) of investees	10.0	0.3	—	10.3
Capital expenditures (b)	94.0	14.2	(0.9)	107.3
Depreciation and amortization (c)	121.8	15.5	(5.0)	132.3
Investments in companies under equity method				—

Identifiable assets	543,2	311,9	(44,9)	810,7

Unallocated and corporate assets				163,4

Total assets				973,6

(d)	includes general corporate expenses of €13.0 million for year 2004

(e)	includes (i) investments in multi-client surveys of €51.1 million for year 2004, (ii) equipment acquired under capital leases of €8.7 million for year 2004, (iii) capitalized development costs in the Services segment for €1.9 million for year 2004, and (iv) capitalized development costs in the Products segment for €2.7 million for year 2004

(f)	includes multi-client amortization of €66.5 million for year 2004.

Compagnie générale de géophysique, S.A.

Analysis by geographic zone
Analysis of operating revenues by location of customers

(in millions of euros, except									Year ended
percentages)	Six months ended June 30,				Three months ended June 30,				December 31,
	2005		2004		2005		2004		2004

France	4.0	1%	8.3	3%	2.1	1%	3.6	2%	14.1	2%
Rest of Europe	66.0	17%	47.9	15%	39.2	20%	23.5	15%	124.1	18%
Asia-Pacific/Middle East	144.6	38%	129.6	40%	55.4	29%	62.2	39%	279.8	40%
Africa	47.1	12%	47.2	15%	24.2	12%	22.4	14%	67.0	10%
Americas	122.0	32%	88.4	27%	72.4	38%	47.9	30%	207.7	30%

Total	383.7	100%	321.4	100%	193.3	100%	159.6	100%	692.7	100%

Analysis of operating revenues by origin

(in millions of euros, except									Year ended
percentages)	Six months ended June 30,				Three months ended June 30,				December 31,
	2005		2004		2005		2004		2004

France	107.3	27%	126.4	40%	43.6	23%	53.9	34%	244.5	35%
Rest of Europe	41.3	10%	32.9	10%	28.7	15%	24.2	15%	64.8	9%
Asia-Pacific/Middle East	102.9	27%	52.3	16%	46.8	24%	24.5	15%	137.0	20%
Africa	22.5	6%	30.2	9%	14.2	7%	14.9	9%	50.7	7%
Americas	109.7	30%	79.6	25%	60.0	31%	42.1	27%	195.7	29%

Total	383.7	100%	321.4	100%	193.3	100%	159.6	100%	692.7	100%

Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.
Analysis of operating revenues by category

(in millions of euros, except									Year ended
percentages)	Six months ended June 30,				Three months ended June 30,				December 31,
	2005		2004		2005		2004		2004

Sales of goods	129.3	34%	141.8	44%	59.4	31%	68.1	43%	281.3	40%
Services rendered	202.6	53%	148.8	46%	103.1	53%	72.4	45%	337.2	50%
Royalties (after-sales)	48.6	12%	28.1	9%	29.5	15%	18.0	11%	68.9	9%
Leases	3.2	1%	2.7	1%	1.3	1%	1.1	1%	5.3	1%

Total	383.7	100%	321.4	100%	193.3	100%	159.6	100%	692.7	100%

Compagnie générale de géophysique, S.A.

Note 13— Research and development expenses
Analysis of research and development expenses is as follows:

	Six months ended		Three months ended
	June 30,		June 30,		Year
(in millions of euros)	2005	2004	2005	2004	2004

Research and development costs — gross, incurred	(21.4)	(17.2)	(11.4)	(9.4)	(35.5)
Development costs capitalized	4.0	2.4	2.2	1.3	4.6
Research and development expensed	(17.4)	(14.8)	(9.2)	(8.1)	(30.9)
Government grants recognized in income (a)	2.6	1.5	2.1	0.7	2.0

Research and development costs — net	(14.8)	(13.3)	(7.1)	(7.4)	(28.9)

(a)	includes an income on research tax credit amounting to €1.6 million on the three months ended June 30, 2005.
Note 14— Other revenues (Expenses)

	Six months ended		Three months ended
	June 30		June 30		Year
(in millions of euros)	2005	2004	2005	2004	2004

Assets depreciation	(0.4)	—	(0.4)	(0.1)	0.3
Restructuring costs (a)	(0.1)	(10.5)		(7.9)	(11.0)
Variation of reserves for restructuring	0.1	10.4	—	7.6	11.1
Other non-recurring revenues (b)	—	3.5	—	0.7	3.5
Other non-recurring expenses	(0.5)	(0.1)	(0.2)	(0.1)	(0.6)

Non-recurring revenues (expenses) — net	(0.9)	3.3	(0.6)	0.2	3.3
Exchange gains (losses) on hedging contracts	0.9	3.1	(0.6)	0.7	4.5
Gains (losses) on sales of assets (c)	(0.8)	3.4	(0.5)	3.0	11.5

Other revenues (expenses) — net	(0.8)	9.8	(1.7)	3.9	19.3

(a)	related for 2004 to the Land restructuring plan initiated in September 2003.

(b)	includes principally insurance proceeds of €1.8 million related to seismic vessels in 2004.

(c)	includes principally a gain of €2.2 million due to the sale of a building in the second quarter of 2004 and a gain of €7.9 million on disposal of PGS shares in the fourth quarter of 2004.
Note 15— Cost of financial debt
Cost of financial debt includes expenses related to financial debt, composed of bonds, debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.
Analysis of cost of financial debt is as follows:

	Six months ended		Three months ended
	June 30,		June 30,		Year
(en millions of euros)	2005	2004	2005	2004	2004

Current interest expenses related to financial debt	(11.8)	(12.1)	(6.0)	(5.6)	(25.7)
Financial cost on early redemption of bonds	(9.4)	—	(9.4)	—	(4.3)
Income provided by cash and cash equivalents	1.6	0.8	1.2	0.3	2.2

Cost of financial debt, net	(19.6)	(11.3)	(14.2)	(5.3)	(27.8)

As described in note 8, we redeemed and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007 on May 31, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption as well as the overlapped interests on the month of May 2005 amounted to €9.4 million and were recognized as “Cost of financial debt”.

Compagnie générale de géophysique, S.A.

The Board of Directors held on December 8, 2004 authorized the Company to partially redeem its 10 5/8% Senior Notes, up to U.S.$ 75 million. According to the indenture, such early redemption implied the payment of a premium representing 5.3125% of the total redemption amount, i.e. US $4.0 million. The redemption of the Notes actually took place on January 26, 2005. The premium and the unamortized portion of the deferred expenditures linked to this redemption, amounting to €4.3 million, were recognized in the profit and loss as “Cost of financial debt” at December 31, 2004.
Note 16— Other financial income (loss)
Analysis of other financial income (loss) is as follows:

	Six months ended		Three months ended
	June 30,		June 30,		Year
(en millions of euros)	2005	2004	2005	2004	2004

Exchange gains	16.9	17.7	9.9	6.4	78.8
Exchange losses	(15.0)	(16.8)	(10.2)	(7.6)	(74.8)
Other financial income	0.3	0.3	0.3	—	—
Other financial loss	(1.5)	(4.8)	—	(1.0)	(3.2)

Other financial income (loss)	0.7	(3.6)	—	(2.2)	0.8

In 2004, “Other financial loss” included mainly the variance of fair value of hedging financial instruments not qualifying as cash-flow hedge, amounting to €3.8 million for the six months period ended June 30, 2005 and €2 million for the year ended December 31, 2004.
Note 17— Income taxes
Income tax expense consists of:

	Six months ended		Three months ended
	June 30,		June 30,		Year
(in millions of euros)	2005	2004	2005	2004	2004

France
current income taxes	—	0.1	—	0.1	(0.3)
deferred taxes and other	(0.3)	—	(0.3)	—	0.1
Foreign countries
current income taxes (a)	(15.7)	(9.0)	(8.3)	(5.0)	(22.1)
deferred taxes and other (b)	1.4	(0.3)	2.1	0.3	11.2

Total income tax expense	(14.6)	(9.2)	(6.5)	(4.6)	(11.1)

(a)	includes withholding taxes

(b)	includes primarily deferred tax
Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amounted to €294.0 million and to €201.9 million at June 30, 2005 and at December 31, 2004, respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.
The expectation of CMG’s positive tax results, confirmed in 2005 by a taxable result, led for the six month period ended June 30, 2005 to the recognition of a deferred tax income of €1.7 million representing CMG’s net operating loss carryforwards (MXN98.0 million) net of temporary differences (MXN14.4 million) at June 30, 2005, at the enacted Mexican tax rates of 28% to 30% depending on the fiscal year of application.
The expectation of Sercel Inc’s positive tax results, confirmed in 2004 by a taxable result, led to the recognition in the year ended December 31, 2004, of a deferred tax income amounting to €10.4 million representing Sercel Inc’s net operating loss carryforwards (U.S. dollars 24.7 million) and temporary differences (U.S. dollar 10.1 million), at the enacted U.S. tax rate of 35%.
In 2002 the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal year as required by French law for use of net operating loss carry forwards. A €10.1 million taxable basis reassessment on the income tax was notified in December 2004. Moreover, in 2003, Sercel S.A. and Sercel Holding S.A. were subject to a tax audit from the French taxation authorities with respect to corporate taxes and value added taxes. The audit covers the 2001 and 2002 fiscal years. A €0.7 million taxable basis reassessment on income tax was notified in September 2004 for Sercel Holding S.A. A €2.4 million

Compagnie générale de géophysique, S.A.

taxable basis reassessment on income tax, which the Company contests, was notified in December 2004 for Sercel S.A.
We are currently discussing all those tax reassessments with tax authorities. Whatever the conclusion of these discussions be, the tax reassessment related to the audited fiscal years 1991 to 2001 would be offset against net operating loss carryforwards. We thus consider that no additional income tax is due for fiscal years 1991 to 2001.
We consider that the final risk of tax reassessment for the 2002 fiscal year on the French consolidated tax group might result in a €0.7 million income tax to be due. When the discussions with tax authorities conclude, the Group will make a request for the additional income tax in fiscal year 2002 to be offset against the net operating tax loss carryforward in fiscal year 2003.
On March 18, 2005, CGG Americas Inc. received a correspondence from the U.S. Internal Revenue Service regarding an upcoming standard tax audit scheduled for the second quarter of 2005 covering CGG America’s 2003 tax return. This tax audit is currently in progress and we do not expect any material adjustment.
Note 18— Contractual obligations, commitments and contingencies
Contractual obligations
The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy, for which we took the commitment in June 2005 to exercise the purchase option in 2006.
The Group also presently operates seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 8 to 48 months. We renewed the time chart of the seismic vessel Laurentian in April 2005 with modified contractual conditions, which led to its recognition as a capital lease in the second quarter of 2005. The total lease obligation is U.S.$27.8 million (€23 million) over 3 years plus a residual value amounting to U.S.$7.3 million (€6.0 million). Part of this lease obligation is operating expenses and the net present value of the capital lease is only U.S.$16.8 million (€13.9 million).
Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.
Rental expense was €28.9 million for the six months ended June 30, 2005 and €29.6 million for the six months ended June 30, 2004.
The following table presents on the future periods payments relating to contractual obligations as of June 30, 2005:

	Payments due by period
(in millions of euros)	Less than 1 year	2-3 years	4-5 years	After 5 years	Total

Financial debt (see note 8)	8.0	6.6	5.4	191.6	211.6
Capital Lease Obligations (see note 8) (a)	19.0	7.6	8.1	—	34.7
Operating Leases	48.1	38.9	4.8	0.8	92.6
Other long-term Obligations (b)	15.7	23.5	31.4	72.9	143.5

Total Contractual Obligations	90.8	76.6	49.7	265.3	482.4

(a)	includes €2.0 million of interest.

(b)	bond interests
Other commitments
Outstanding commitments at June 30, 2005 and December 31, 2004 include the following:

	June 30,	December 31,
(in millions of euros)	2005	2004

Guarantees issued in favor of clients	180.8	83.0
Guarantees issued in favor of banks	17.4	13.7
Other guarantees (a)	13.8	13.3

Total	212.0	110.0

(a)	other guarantees relate primarily to guarantees we issue in favor of customs or administrations

Compagnie générale de géophysique, S.A.

Legal proceedings, claims and other contingencies
The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows.
The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom. The conclusion of the legal procedure was given in July 2005 at our benefit.
Note 19— Related party transactions
Operating transactions
Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA was €0.6 million as of June 30, 2005. Total net charges paid throughout the half-year for the provision of ship management services amounted to €2.8 million, and the future commitments for such services to LDA were €4.6 million.
LDA is an owner, together with the Group, of a company consolidated under equity method by the Group, Geomar, owner of the “CGG Alizé” seismic vessel. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the half-year were €4.3 million, while future charterparty amounts due to Geomar amounted to €16.4 million. Accounts payable to Geomar were €0.8 million at June 30, 2005.
At June 30, 2005, the sales of geophysical products from Sercel to Argas, which is 49% owned by the Group, amounted to €3.3 million, representing approximately 0.9% of Group revenues.
At June 30, 2005, the sales of geophysical products from Sercel to JV Xian Peic/Sercel Limited, which is 40% owned by the Group, amounted to €1.6 million, representing approximately 0.4% of Group revenues.
Financing
No credit facility or loan was granted to the Company by shareholders during the two periods presented.

Compagnie générale de géophysique, S.A.

Note 20— Subsequent events
On July 27, 2005, we funded a new company in Russia named CGG Vostok. This company will operate Land services activities and will be included in the consolidation scope.
On August 29th, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”). We did not previously own any shares in Exploration Resources. We have continued to acquire shares of Exploration Resources and at September 7th, we have acquired an aggregate of 6,073,603 shares of Exploration Resources, corresponding to approximately 92% of the issued shares and to 94% of the votes, once adjusted for the existence of treasury shares, of Exploration Resources. Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, multi-client seismic services, and 4C/4D/seabed operations. Exploration Resources is listed on Oslo Børs under the ticker code “EXRE”. All shares were acquired at a purchase price of approximately NOK 340 per share. We will make a mandatory cash offer for all remaining shares in Exploration Resources in accordance with the provisions of the Norwegian Securities Act, which requires us to commence the offer before September 26, 2005. The offer price will be NOK 340 per share. The offer price represents a premium of 8.3 percent to the closing price of NOK 314 for the shares of Exploration Resources on August 26, 2005, and a premium of approximately 34.4 percent to the average trading price over the last month.
On September 1st, 2005, we entered into a single currency U.S.$375 million term credit facility with Crédit Suisse, London Branch and BNP Paribas as arrangers, with a maturity date at September 1st, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility is to fund our initial purchase of approximately 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the “squeeze out” of remaining shareholders. At September 7th, 2005 we have drawn down a total of U.S.$330.9 million under this facility. The credit facility bears interest at a graduated rate beginning with a base margin, depending of the credit rating assigned by either Moody’s or Standard & Poor’s (4.25% at BB-/Ba3 or higher, 5.25% at B+/B1, 5.75% at B/B2 and 6.25% at B-/B3 or lower), over US$ LIBOR until March 1st, 2006, plus 0.50% until June 1st, 2006, plus 1.00% until September 1st, 2006 plus 2.00% until the maturity date. We agreed the maintenance of our “ORBDA” to total interests costs ratio (6.2, 5.0, 4.2, 3.7 and 3.9 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 respectively), to the maintenance of our net debt to “ORBDA” ratio (2.60, 2.60, 2.65, 2.65 and 2.40 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 respectively) and to limitations on our capital expenditures (€230 million, €280 million, €255 million, €225 million and €190 million for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 respectively). In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provision thereunder, as well as amendments to the financial covenants thereunder including our gearing ratio (to 2.50:1 for the period ending December 31, 2005), leverage ratio (to 2.50:1 for the period ending December 31, 2005 and 2.00:1 for subsequent periods) and operational leverage (3.00:1 for the period ending December 31, 2006 and subsequent periods).

Compagnie générale de géophysique, S.A.

Note 21 — Reconciliation for the period ended june 30, 2004 French Gaap — IFRS
Reconciliation of shareholders’ equity and minority interests for the period ended june 30, 2004 French Gaap — IFRS

(in millions of euros)	Shareholders’ equity
						Income
						and				Total
	Balance		Movements	Movements	Convertible	expense		Balance		shareholders’
	at		in	in	bond -	recognized	Cumulative	at		equity and
	January 1,	Net	stock-	treasury	equity	directly	translation	June 30,	Minority	minority
	2004	income	options	shares	component	in equity	adjustment	2004	interest	interest

Total under French accounting principles	396.6	(4.1)					6.4	398.9	16.6	415.5

(a) Tangible assets (IAS 16)	7.2	(0.1)						7.1		7.1
(b) Employee benefits (IAS 19)	0.7	—					0.1	0.8		0.8
(c) Currency translation (IAS 21)	—	—						—		—
(d) Treasury shares (IAS 32)	(0.8)	—		(1.7)				(2.5)		(2.5)
(e) Goodwill amortization (IAS 36)	—	4.1						4.1	0.1	4.2
(f) Development costs (IAS 38)	3.2	2.3						5.5		5.5
(g) Financial instruments (IAS 39)	12.8	(3.8)				(2.7)		6.3		6.3
(h) Financial debt (IAS 39)	0.3	0.2						0.5		0.5
(i) Stock-options (IFRS 2)	—	(0.3)	0.3					—		—
(l) Other restatements	—	(2.5)					0.1	(2.4)	(0.3)	(2.7)

Impact of IFRS restatements before deferred tax and minority interests	420.0	(4.2)	0.3	(1.7)	—	(2.7)	6.6	418.3	16.4	434.7

Impact of deferred tax	(0.8)	0.4						(0.4)		(0.4)

Total under IFRS	419.2	(3.8)	0.3	(1.7)	—	(2.7)	6.6	417.9	16.4	434.3

     Our report “Transition to IFRS” on Form 6-K describes all restatements realized for change of financial statements for the year ended December 31, 2004 from French GAAPS to IFRS. This report was submitted to the SEC on May, 12, 2005.
Information about IFRS restatements is disclosed in paragraph Main IFRS restatements.
Information about IFRS reclassifications is disclosed in paragraph Main IFRS reclassifications.

Compagnie générale de géophysique, S.A.

Reconciliation of net income for the period ended june 30, 2004 French Gaap — IFRS

	French Accounting
	Principles	Ref.		Reclassifications	Ref.		Restatements	IFRS

(in millions of euros)

Operating revenues	321.4							321.4
Other revenues of ordinary activities	—				(k	)	—	—
Total revenues of ordinary activities	321.4						—	321.4
Cost of operations	(261.8)				(b	) (f)(l)	(1.7)	(263.5)
Gross profit	59.6						(1.7)	57.9

Research and development expenses, net.	(15.7)				(f	)	2.4	(13.3)
Selling, general and administrative expenses, net	(37.6)	(h	)		(a	) (i)(l)	(1.0)	(38.6)
Other revenues (expenses), net	6.7	(h	)		(d	) (g)	3.1	9.8
Operating income	13.0						2.8	15.8

Cost of financial debt, net		(h	)	(10.9)	(h	)	(0.4)	(11.3)
Other financial incomes (expenses), net		(j	)	3.3	(c	) (g)	(6.9)	(3.6)
Financial incomes (expenses), net	(11.7)			11.7				—
Exchange gains (losses), net	4.1	(j	)	(4.1)				—
Income before income taxes	5.4			—			(4.5)	0.9

Income taxes	(9.6)				(l	)	0.4	(9.2)
Income (loss) from consolidated companies	(4.2)			—			(4.1)	(8.3)

Equity in income of affiliates	4.8							4.8
Goodwill amortization	(4.2)				(e	)	4.2
Net income	(3.6)			—			0,1	(3.5)

Attributable to:
— Shareholders	(4.1)						0.3	(3.8)
— Minority interests	0.5						(0.2)	0.3
     Our report “Transition to IFRS” on Form 6-K describes all restatements realized for change of financial statements for the year ended December 31, 2004 from French GAAPS to IFRS. This report was submitted to the SEC on May, 12, 2005.
Information about IFRS restatements is disclosed in paragraph Main IFRS restatements.
Information about IFRS reclassifications is disclosed in paragraph Main IFRS reclassifications.
Main IFRS restatements
     (a) Tangible assets (IAS 16)
Distinct components of a tangible asset are accounted for separately when its estimated useful life are materially different. We identified some components on certain constructions and the corresponding amortization was restated according to its specific useful life and its residual value in “Property, plant and equipment” at January 1, 2004, with a positive impact of €7.2 millions on shareholders’ equity, as well as the depreciation expense for the period ended at June 30, 2004, with no impact in the income statement.
     (b) Employee benefits (IAS 19)
Actuarial gains and losses on pension and other post-employment benefit plans (IAS 19): cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 were recognized in shareholders’ equity in the opening balance sheet, with a positive impact of €0.7 million on shareholders’ equity, and no impact in the income statement for the period ended at June 30, 2004.
     (c) Currency translation (IAS 21)

Compagnie générale de géophysique, S.A.

The accumulated total of translation adjustments at January 1, 2004 were reversed against consolidated reserves, with no impact on shareholders’ equity.
     (d) Treasury shares (IAS 32)
Treasury shares valued at their cost price were presented as a reduction of shareholders’ equity, with a negative impact of €0.8 millions at January 1, 2004. At June 30, 2004, there is no impact in the income statement.
     (e) Goodwill amortization (IAS 36)
Upon transition to IFRS, goodwill will no longer be amortized starting January 1, 2004. As a consequence the goodwill amortization expense for the six months ending at June 30, 2004 was reversed, with a positive impact of €4.2 millions net of deferred tax in the income statement.
     (f) Development costs (IAS 38)
As a consequence of the implementation of new rules of IAS 38 (Intangible assets) for capitalization of development costs with the retrospective method, development costs previously recognized as expenses under French accounting principles were capitalized as Intangible assets on January 1, 2004 with a positive impact of €2.4 millions on shareholders’ equity. For the half-year ending at June 30, 2004, development costs previously recognized as Research and development expenses under French accounting principles and complying requirements for capitalization amounted to €2.4 millions and were capitalized. A depreciation expense for capitalized development costs, amounting to €0.7 millions was recognized as Cost of operations over the half-year ended at June 30, 2004. The total impact of those adjustments, net of deferred tax was a positive impact of €1.4 millions in the income statement for the period ended at June 30, 2004.
We implemented information systems to identify development costs that should be capitalized. Nevertheless, it was not possible to have a fully retrospective application of standard IAS 38, due to a lack of measurable information.
     (g) Financial instruments (IAS 39)
IAS standards 32 — 39 on financial instruments have been applied as from January 1, 2004.
As a consequence, PGS investment was reassessed at its fair value at January 1, 2004 in Investments and other financial assets, with a positive impact on shareholders’ equity of €4.3 millions. PGS was sold during the three months ending December 31, 2004 and the €4.3 millions restatement was reversed directly in equity.
Financial hedging instruments (forward exchange contracts) were reassessed at its fair value at January 1, 2004 in Other current assets, with a positive impact of €8.5 millions euros, including €4.9 millions unrealized gains recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and €3.6 millions unrealized gains recognized in retained earnings for those financial instruments that did not qualify for hedge accounting. The total impact on shareholders’ equity was €8.5 millions euros at January 1, 2004.
At June 30, 2004, financial hedging instruments (forward exchange contracts) were reassessed at its fair value for a total amount of €0.2 millions euros in Other current liabilities. Thus, the negative variance of the fair value of financial hedging instruments for the six months ending at June 30, 2004 amounted to €8.7 millions, including a negative impact of €4.8 millions recognized directly in equity for those financial instruments that qualified for hedge accounting as cash-flow hedge, and a negative impact of €3.8 millions recognized as Other financial incomes (expenses) in the income statement for those financial instruments that did not qualify for hedge accounting.
Furthermore, the impact of forward exchange contracts that qualified for hedge accounting and that related to revenues recognized of the half-year ended at June 30, 2004 was reclassified from Other financial incomes (expenses) to Other revenues in Operating income, for a total amount of €3.1 millions.
     (h) Financial debt (IAS 32 & IAS 39)
Implementing IFRS (IAS 38) led us to reclassify issuance costs related to financial debt, previously presented as Other current assets, as a decrease in financial debt of €5.4 millions at January 1, 2004 and of €7.3 millions at December 31, 2004. For the half-year ended at June 30, 2004, the amortization of issuance costs, calculated according to the straight-forward method, as well as the premium related to the redemption of bonds were reclassified as Cost of financial debt for a total amount of €0.6 millions, previously recognized as Sales, General and Administrative expenses. In addition, the amortization of issuance costs was reassessed according to the effective interest rate method over the lifetime of the debt with a positive impact on Cost of financial debt of €0.2 millions in the income statement for the half-year ended at June 30, 2004.
The convertible bonds issued by the Group on November 4, 2004 (see our Annual Report on Form 20F for the year ended December 31, 2004) previously wholly presented as financial debt under French accounting principles were accounted for under IFRS as a compound financial instrument according to IAS 32 “Financial instruments: information and presentation”, as

Compagnie générale de géophysique, S.A.

applied at January 1, 2005. The equity component net of allocated issuance costs was assessed to €9.7 millions at December 31, 2004 and was reclassified from Financial debt to Convertible bonds — equity component in shareholders’ equity.
In April 2005, the International Financial Reporting Interpretations Committee (IFRIC) discussed a recommendation on the accounting of convertible bonds whose conversion parameters are denominated in a currency different from the reporting currency of the issuer. IFRIC estimated that the issue was not directly addressed under the standard IAS 32 “Financial instruments: information and presentation”, but that according to other standards, such as IAS 39, the conversion option should be accounted for as a liability and not as an equity component. Additionally in June 2005, IFRIC recommended and proposed an urgent amendment to IAS 32 « Financial instruments: information and presentation” to permit a fixed amount of foreign currency to be considered a fixed amount of cash for classification purposes and thus convertible bonds in foreign currency to contain an equity component.
The International Accounting Standards Board (IASB) discussed the recommendations of IFRIC at its June 2005 meeting and decided to study the opportunity to amend IAS 32. As a consequence, we consider the present period to be an intermediary period between the interpretations by IFRIC and the expected amendment of IAS 32 by IASB. We have thus maintained the presentation of convertible bonds at June 30, 2005 consistent with IFRS financial statements at December 31, 2004, at March, 31, 2005 and those expected at December 31, 2005, in order to avoid change of presentation from one interim period to another. In case the IASB concluded that convertible bonds in foreign currency do not contain an equity component, then the option for conversion of the bonds would be valued at its fair value as a liability in the balance sheet and the variance of its fair value over the period would be recorded in the income statement.
     (i) Stock-options (IFRS 2)
Fair value of stock-options granted since November 7, 2002, previously not recognized under French accounting principles, was recognized under IFRS with a negative impact in the income statement of €0.3 millions for the half-year ended at June 30, 2004.
     (l) Other restatements
Other restatements correspond mainly to restatements on business combinations on 2004 interim period to ensure comparability with 2005 interim periods.
Main IFRS reclassifications
     (j) Exchange gains and losses
Exchange gains and losses previously presented as a separate caption under French accounting principles are presented as Other financial income (expenses) under IFRS.
     (k) Other revenues of ordinary activities
Discounting on present value of long-term receivables previously presented as Other financial income (expenses) under French accounting principles are presented as Other revenues from ordinary activities under IFRS. At June 30, 2004, there was no discounting on long-term receivables.

Compagnie générale de géophysique, S.A.

Note 22 — Reconciliation to u.s. gaap

A —	Summary of differences between accounting principles followed by the group and u.s. gaap
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation scope are computed on the basis of the restated currency translation adjustment.
Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.
Stock-based compensation
Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
Under U.S. GAAP, a compensation cost equal to the excess, if any, of the market price of the underlying shares at the date of grant over the exercise price of the option is recognized through the income statement on all stock-options plans granted by the Group (intrinsic value method).
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Convertible bonds

Compagnie générale de géophysique, S.A.

Under IFRS, the equity component of convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.
Under U.S. GAAP, when the convertible debt is qualified as conventional, the beneficial conversion feature related to this debt, assessed as a difference between the fair value and the face value of the bond, is classified from financial debt to equity. This beneficial conversion feature is then realized through profit and loss over the debt lifetime.
Moreover, under U.S. GAAP, embedded derivatives in the terms of the bonds contract that do not qualify as “closely related” to the contract should be recognized at fair value.
As regards subordinated bonds convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash (the “Bonds”) issued in 2004, there is an embedded derivative that can not be reliably assessed, corresponding to the clause of early redemption (see note 10 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004). The probability for this clause to occur being uncertain, the related embedded derivative cannot be measured reliably and thus is not recognized by the Group in its U.S. GAAP financial statements.
Redemption of debt
Under IFRS, with respect to the early redemption of the senior notes, the difference between the reacquisition price and the net carrying value of the senior notes is recognized as soon as the offer to redeem the senior notes is irrevocable.
Under U.S. GAAP, with respect to the early redemption of the senior notes, the difference between the reacquisition price and the net carrying value of the senior notes (net of issuance costs and premium) may be recognized only upon the redemption and cancellation of the senior notes.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) among the industry. .
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings.
Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income correspond to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
For us, this statements includes, in addition to net income:
•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

Compagnie générale de géophysique, S.A.

     B — Reconciliation of net income and shareholders’ equity to u.s. gaap
Consolidated Net Income

(in millions of euros, except per share data)	June 30,	June 30,	December 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(unaudited)

Net income (loss) as reported in Consolidated Statements of operations	2.7	(3.5)	19.5
Deferred tax (FAS 109)	2.2	0.6	(3.4)
Loss on extinguishment of debt	(2.8)	—	2.8
Cost of financial debt	—	(0.2)
Stock options	0.1	0.2	0.3
Cancellation of IFRS currency translation adjustment	3.6	—	(4.0)
Cancellation of IFRS tangible assets adjustment	0.2	0.5	0.1
Cancellation of IFRS capitalization of development costs	(3.2)	(2.3)	(4.2)
Available for sale security	—	—	1.3
Derivative instruments	19.2	6.5	(9.1)

Net income (loss) according to U.S. GAAP	22.0	1.8	3.3

Weighted average number of shares outstanding	11,736,024	11,680,968	11,681,406
Dilutive potential shares from stock-options	216,224	114,920	137,197
Dilutive potential shares from convertible bonds	1,400,000	—	233,333

Adjusted weighted average shares and assumed option exercises	13,352,248	11,795,888	12,051,936

Net income (loss) per share
Basic for common stock holder	1.88	0.15	0.28
Basic for bond holder	1.88	—	0.28
Diluted for common stock holder	1.78	0.15	0.28
Diluted for bond holder	1.8895	—	0.28

Shareholders’ equity

	June 30,	December 31,
(in millions of euros)	2005	2004
	(unaudited)

Shareholders’ equity as reported in the Consolidated Balance Sheets	455.4	428.8
Goodwill amortization (FAS 142)	12.6	12.6
Deferred tax (FAS 109)	(8.6)	(9.6)
Loss on extinguishment of debt	—	2.8
Stock options	(0.7)	(0.6)
Cancellation of IFRS tangible assets adjustment	(6.9)	(7.1)
Cancellation of IFRS capitalization of development costs	(9.7)	(6.5)
Adjustment on IFRS equity component on convertible bonds	(9.0)	(9.0)
Derivative instruments	5.3	(15.0)

Shareholders’ equity according to U.S. GAAP (a)	438.4	396.4

(a) Including a positive comprehensive income of €35.2 million for the six months ended June 30, 2005 and a negative comprehensive income of €19.6 million for the year ended December 31, 2004.

Compagnie générale de géophysique, S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors affecting our results of operations
     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, our Services segment is conducted through both CGG and our subsidiaries and is organized into three strategic business units, or SBUs:
•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
     Our Products segment is made up of our equipment manufacturing activities, which we conduct through Sercel and its subsidiaries.
     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending depends on the perception of oil and gas companies of the relationship between proven future reserves and their expectations regarding future energy consumption.
     After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical market (particularly the offshore segment) has gradually improved since 1999 in terms of both volumes of sales and prices (with an acceleration since mid-2004). However, despite this improvement and significantly increased oil and gas prices, the seismic services market has not yet returned to pre-1999 activity or price levels.
     We believe that two factors have contributed to the unusual situation in recent years of increasing oil and gas prices but a weak seismic services market. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, has harmed the confidence and visibility that are essential to our clients’ long term decision-making processes. As a consequence, they have delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand.
     As a result, excess supply in the seismic services market has applied downward pricing pressure through the first half of 2004.
     We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations became aware of a growing and potentially lasting imbalance between the supply and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appears to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides produced a sharp rise in oil and gas prices.
     This recognition of a possible structural imbalance between hydrocarbon supply and demand may lead the oil and gas industry to increase capital expenditures in exploration and production, which we expect would be beneficial for the seismic services market. We believe that seismic services are an important element of efforts to find new reserves and to extract more oil from existing reservoirs.
     While this new market situation may lead to improve sales volumes and prices for geophysical products and services, our belief that the seismic industry should consolidate remains unchanged. We believe that the goal of any such consolidation would be to exploit synergies and to promote the emergence of seismic operators possessing larger financial and technological bases.
Land SBU restructuring plan

Compagnie générale de géophysique, S.A.

     Our results of operations in recent years have been affected by increasingly intense competition in the land acquisition markets, particularly as Chinese seismic services entrants have expanded their international market share. This situation led us to reassess our strategy and geographical presence in certain land acquisition markets.
     In response, we launched a restructuring program in September 2003 to substantially lower our fixed costs, which included a workforce reduction affecting 250 employees and the disposal of seismic acquisition inventories and assets for a total cost of €19 million. Most of the €12.1 million provision in our books at December 31, 2003 has been spent at June 30, 2005.
     Both in terms of cost savings and operational reorganization, the restructuring plan is progressing in conformity with its initial objectives.
Foreign Exchange Fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. In each of the years ended December 31, 2004, 2003 and 2002, more than 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations.
     Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars.
     For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. A depreciation of the U.S. dollar against the euro, such as has occurred since the second half of 2003, has the opposite effect.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars.
Revenues and backlog
     Our revenues for the six months ended June 30, 2005 increased 19% to €383.7 million from €321.4 million for the six months ended June 30, 2004. Expressed in U.S. dollars, our consolidated operating revenues for the six months ended June 30, 2005 increased 26% to U.S.$496.7 million from U.S.$395.0 million for the six months ended June 30, 2004. The increase resulted mainly from our Offshore SBU, in which revenues increased 76% (85% in U.S. dollar terms) between the six months ended June 30, 2005 and the six months ended June 30, 2004.
Our backlog as of August 31, 2005 was €394 million (U.S.$481 million) compared to €324 million (U.S.$392 million) as of August 31, 2004.
Acquisitions and disposals
     On February 14, 2005, we ended our cooperation agreements with PT Alico. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and has been accrued in the financial statements as of December 31, 2004. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.
10 5/8% Senior Notes due 2007

Compagnie générale de géophysique, S.A.

On January 26, 2005, we redeemed U.S.$75 million principal amount of our outstanding 10 5/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore U.S.$79 million plus the accrued interest.
On May 31, 2005, using the net proceeds from our issuance of 7 1/2% senior notes due 2015 described below, we redeemed the remaining U.S.$150 million principal amount of our outstanding 10 5/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$8.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore U.S.$158 million plus the accrued interest.
7 1/2% Senior Notes due 2015
On April 28, 2005, we issued U.S.$165 million aggregate principal amount of 7 1/2% senior notes due 2015 guaranteed by certain subsidiaries.
We used the net proceeds from the offering to redeem and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10 5/8% senior notes due 2007, on May 31, 2005.
Renewed time charter
We renewed the time charter of the seismic vessel Laurentian in April 2005 with modified contractual conditions, which led to its recognition as a capital lease in the three months ended June 30, 2005. The total lease obligation is U.S.$27.8 million (€23.0 million) over three years plus a residual value of U.S.$7.3 million (€6.0 million). Part of this lease obligation is operating expenses and the net present value of the capital lease is U.S.$16.8 million (€13.9 million).

Compagnie générale de géophysique, S.A.

Three months ended June 30, 2005 compared with three months ended June 30, 2004
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended June 30,
	2005		2004
	(in millions of euros, except percentages)
Land SBU	31.9	17%	17.4	11%
Offshore SBU	72.6	38%	44.4	28%
Processing & Reservoir SBU	27.3	14%	25.5	16%

Services	131.7	69%	87.3	55%
Products	61.6	31%	72.3	45%

Total	193.3	100%	159.6	100%

Operating Revenues
     Our consolidated operating revenues for the three months ended June 30, 2005 increased 21% to €193.3 million from €159.6 million for the comparable period in 2004. Expressed in U.S. dollars, our consolidated operating revenues increased 26% to U.S.$244.5 million for the three months ended June 30, 2005 compared to U.S.$ 193.3 million for the comparable period in 2004. This increase was primarily attributable to our Services segment, and particularly to our Offshore SBU.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) increased 51% to €131.7 million for the three months ended June 30, 2005 from €87.3 million for the comparable period in 2004. Expressed in U.S. dollars, operating revenues increased 57% to U.S.$166.6 million for the three months ended June 30, 2005 from U.S.$ 105.8 million for the three months ended June 30, 2004. This increase was primarily attributable to our Offshore SBU.
     Land SBU. Operating revenues for our Land SBU increased 83% to €31.9 million for the three months ended June 30, 2005 from €17.4 million for the comparable period in 2004. In U.S. dollar terms, operating revenues increased 89% to U.S$40.3 million for the three months ended June 30, 2005 from U.S.$ 21.3 million for the three months ended June 30, 2004. The increase was attributable to a more customary backlog in a stiff competitive market.
     On average, 11 crews were in operation during the second quarter of 2005, compared to 7 crews in the comparable period in 2004.
     Offshore SBU. Operating revenues for our Offshore SBU increased 64% to €72.6 million for the three months ended June 30, 2005 compared to €44.4 million for the comparable period in 2004. In U.S dollar terms, operating revenues increased 71% to U.S.$91.8 million for the three months ended June 30, 2005 from U.S.$53.8 million for the three months ended June 30, 2004.
     Exclusive sales increased 76% to €36.3 million in the three months ended June 30, 2005 from €20.6 million three months ended June 30, 2004. Exclusive contracts accounted for 50% of Offshore SBU sales for the three months ended June 30, 2005 compared to 46% for the three months ended June 30, 2004 as we shifted resources toward exclusive contracts in response to market demand. Multi-client data sales increased 53% to €36.2 million for the three months ended June 30, 2005 from €23.7 million for the three months ended June 30, 2004 due to a high increase of after-sales. Pre-commitments sales increased 18% to €6.7 million in the three months ended June 30, 2005 from €5.7 million in the three months ended June 30, 2004. After-sales levels increased by 64% to €29.5 million and in the three months ended June 30, 2005 from €18.0 million for the three months ended June 30, 2004, due to high demand for existing data in Gulf of Mexico and Brazil.
     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU 2005 increased 7% to €27.3 million for the three months ended June 30, 2005 from €25.5 million for the comparable period in 2004. In U.S. dollar terms, operating revenues increased 12% to U.S.$34.5 million for the three months ended June 30, 2005 compared to U.S.$30.9 million for the three months ended June 30, 2004, due to a good market with demand for high quality imagery.

Compagnie générale de géophysique, S.A.

     Products
     Operating revenues for our Products segment increased 2% to €78.2 million for the three months ended June 30, 2005 from €76.9 million for the three months ended June 30, 2004. In U.S. dollar terms, operating revenues increased 6% to U.S.$98.9 million from U.S.$93.2 million for the comparable period in 2004. A slight decrease in sales of land equipment was more than offset by larger sales of Seal recording systems.
     Excluding intra-group sales, revenues in our Products segment decreased 15% to €61.6 million for the three months ended June 30, 2005 compared to €72.2 million for the comparable period in 2004.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 9% to €147.6 million for the three months ended June 30, 2005 from €135.9 million for the comparable period in 2004. As a percentage of operating revenues, cost of operations decreased to 76% for the three months ended June 30, 2005 compared to 85% in the comparable period of 2004 due to mix of services more oriented on exclusive surveys and to the positive impact of the U.S. dollar exchange rate. Because our revenues are more dollar-denominated than our cost of operations, an increase in the value of the U.S. dollar against the euro increases our revenues to a larger extent than our expenses. Gross profit increased 95% to €46.3 million for the three months ended June 30, 2005 compared to €23.7 million for the comparable period in 2004.
     Research and development expenditures, net of government grants, decreased 4% to €7.1 million for the three months ended June 30, 2005 from €7.4 million for the comparable period in 2004. The results for the three months ended June 30, 2005 include an income from a research tax credit of €1.6 million.
     Selling, general and administrative expenses increased 15% to €22.1 million for the three months ended June 30, 2005 from €19.3 million in the three months ended June 30, 2004. As a percentage of operating revenues, selling, general and administrative costs decreased from 12% in the three months ended June 30, 2004 to 11% in the three months ended June 30, 2005.
Operating Income (Loss)
     We had operating income of €15.4 million for the three months ended June 30, 2005 compared to €0.9 million for the comparable period in 2004 due to a significant improvement in operating income in our Services segment.
     Operating income from our Services segment was €8.7 million for the three months ended June 30, 2005 compared to a €10.6 million loss for the three months ended June 30, 2004. This increase was mainly due to the Offshore SBU, which experienced higher market prices and a higher level of after-sales.
     Operating income from our Products segment was €14.3 million in the three months ended June 30, 2005 compared to €12.7 million for the comparable period in 2004, primarily due to a more favorable U.S. dollar/euro exchange rate.
     “Other revenues (expenses) — net” were a €1.7 loss million for the three months ended June 30, 2005 compared to an income of €3.9 million for the comparable period in 2004. Other revenues included primarily the negative effect of our financial instruments related to hedges of €0.6 million for the three months ended June 30, 2005 compared to a positive effect of €0.7 million for the three months ended June 30, 2004. Additionally other revenues in the three months ended June 30, 2004 were principally attributable to the sale of a building in May 2004.
Financial Income and Expenses, Net
     Cost of financial debt, net increased 168% to €14.2 million for the three months ended June 30, 2005 from €5.3 million for the three months ended June 30, 2004. This increase is mainly due to the financial cost on the early redemption of our remaining 10 5/8% senior notes, amounting to €9.4 million and recorded in May 2005. Other than cost of redemption, our costs of financial debt decreased in view of the lower coupon on our senior notes, which bore an interest rate of 10 5/8% before their repayment in May 2004 and 7 1/2% thereafter
     We had no other financial losses for the three months ended June 30, 2005, compared to a loss of €2.2 million for the three months ended June 30, 2004, which corresponded primarily to exchange gains and losses of €1.2 million.
Equity in Income (Losses) of Investees
     Income from investments accounted for under the equity method increased to €2.9 million for the three months ended June 30, 2005 from €2.7 million in the comparable period in 2004. Equity in income from Argas, our joint venture in Saudi Arabia, was €2.8 million for the three months ended June 30, 2005 compared to €2.6 million for the three months ended June 30, 2004.

Compagnie générale de géophysique, S.A.

Income Taxes
     Income taxes increased to €6.5 million for the three months ended June 30, 2005 from €4.6 million for the comparable period in 2004, despite a €1.7 million deferred tax credit on our Mexican subsidiary recognized on carry-forward losses and temporary differences. The increase in income tax is principally attributable to an increase in our U.S. income tax and in our English subsidiaries’ income tax.
     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
     Our net income for the three months ended June 30, 2005 was a loss of €2.4 million compared to a loss of €8.5 million for the comparable period in 2004, despite the financial cost on early redemption of bonds of €9.4 million recorded in May 2005. Excluding this non-recurring cost, we would have recorded a profit of €7.0 million for the three months ended June 30, 2005.

Compagnie générale de géophysique, S.A.

Six months ended June 30, 2005 compared with six months ended June 30, 2004
Revenues by Activity
     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Six months ended June 30,
	2005		2004
	(in millions of euros, except percentages)
Land SBU	54.4	14%	42.2	13%
Offshore SBU	139.5	36%	79.3	25%
Processing & Reservoir SBU	51.2	13%	48.9	15%

Services	245.1	63%	170.4	53%
Products	138.6	37%	151.0	47%

Total	383.7	100%	321.4	100%

Operating Revenues
     Our consolidated operating revenues for the six months ended June 30, 2005 increased 19% to €383.7 million from €321.4 million for the comparable period in 2004. Expressed in U.S dollar terms, our consolidated operating revenues increased 26% to U.S.$496.7 million from U.S.$395.0 million. The increase was primarily attributable to our Services segment, and particularly to our Offshore SBU.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) for the six months ended June 30, 2005 increased 44% to €245.1 million from €170.4 million for the comparable period in 2004. Expressed in U.S. dollars, operating revenues increased 51% to U.S.$316.8 million from U.S.$209.3 million. This increase was primarily attributable to our Offshore SBU.
     Land SBU. Operating revenues for our Land SBU for the six months ended June 30, 2005 increased 29% to €54.4 million from €42.2 million for the comparable period in 2004. In U.S. dollars terms, operating revenues increased 35% to U.S.$70.1 million from U.S.$52.0 million. The increase was attributable to a more customary backlog in a stiff competitive market.
     During the six months ended June 30, 2005, 10 crews on average were in operation compared to 8 crews on average for the six months ended June 30, 2004.
     Offshore SBU. Operating revenues for our Offshore SBU increased 76% to €139.5 million for the six months ended June 30, 2005 from €79.3 for the six months ended June 30, 2004. In U.S. dollar terms, operating revenues increased 85% to U.S.$180.4 million from U.S.$97.3 million.
     Exclusive sales increased 108% to €80.7 million in the six months ended June 30, 2005 compared to €38.7 million in the six months ended June 30, 2004. Exclusive contracts accounted for 58% of our Offshore sales for the six months ended June 30, 2005 compared to 49% for the six months ended June 30, 2004 as we shifted resources toward exclusive contracts in response to market demand, principally during the first three months of 2005. Multi-client data sales increased 45% to €58.7 million for the six months ended June 30, 2005 from €40.5 million for the comparable period in 2004 mainly due to high level of after sales. Pre-commitments sales decreased 18% to €10.1 million in the six months ended June 30, 2005 from €12.4 million in the six months ended June 30, 2004 due to the shift in resources toward exclusive contracts in the first three months of 2005. After-sales levels increased by 73% to €48.6 million in the six months ended June 30, 2005 from €28.1 million for the six months ended June 30, 2004, due to high demand for existing data in Gulf of Mexico and Brazil.
     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU increased 5% to €51.2 million for the six months ended June 30, 2005 from €48.9 million for the comparable period in 2004. In U.S. dollar terms, operating revenues increased 10% to U.S.$66.2 million from U.S.$ 60.1 million, due to a dynamic market with demand for high quality imagery.

Compagnie générale de géophysique, S.A.

     Products
     Operating revenues for our Products segment in the six months ended June 30, 2005 were largely stable, decreasing less than 1% to €158.8 million from €159.7 million for the six months ended June 30, 2004. Expressed in U.S. dollar terms, revenues increased 5% to U.S.$205.7 million from U.S.$196.4 million. The overall increase was due to a stronger demand for Seal marine recording systems or system upgrades from various customers, which is anticipated to fully absorb our manufacturing capacity throughout the rest of the year, whereas demand for land equipment is expected to return to high levels after a small decrease in the first six months of 2005.
     Excluding intra-group sales, operating revenues decreased 8% to €138.6 million for the six months ended June 30, 2005 compared to €151.0 million for the comparable period in 2004.
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 13% to €297.5 million for the six months ended June 30, 2005 from €263.5 million for the six months ended June 30, 2004. As a percentage of operating revenues, cost of operations decreased to 78% for the six months ended June 30, 2005 from 82% for the six months ended June 30, 2004 due to a mix of services more oriented on exclusive surveys and to the positive impact of the U.S. dollar exchange rate. Because our revenues are more dollar-denominated than our cost of operations, an increase in the value of the U.S. dollar against the euro increases our revenues to a larger extent than our expenses. Gross profit increased 50% to €87.0 million for the six months ended June 30, 2005 from €57.9 million for the comparable period in 2004.
     Research and development expenditures, net of government grants, increased 10% to €14.8 million for the six months ended June 30, 2005 from €13.3 million for the comparable period in 2004 due to development efforts in our Product segment. The €14.8 million includes a research tax credit of €1.6 million relating to the three months ended June 30, 2005.
     Selling, general and administrative expenses increased 9% to €41.9 million for the six months ended June 30, 2005 from €38.6 million for the comparable period in 2004. As a percentage of operating revenues, selling, general and administrative costs decreased to 11% on the six months ended June 30, 2005 compared to 12% on the six months ended June 30, 2004.
Operating Income (Loss)
     Operating income increased 87% to €29.5 million for the six months ended June 30, 2005 compared to €15.8 million for the six months ended June 30, 2004. The increase was principally attributable to our Services segment.
     Operating income from our Services segment was €9.0 million profit for the six months ended June 30, 2005 compared to €17.4 million loss for the six months ended June 30, 2004. This increase was mainly due to the high level of activity in our Offshore SBU, which experienced higher market prices and a higher level of after-sales.
     Operating income from our Products segment was €30.1 million for the six months ended June 30, 2005 compared to €35.7 million for the comparable period in 2004. This decrease was principally the result of a less favorable product mix.
     Other revenues were a loss of €0.8 million for the six months ended June 30, 2005 compared to an income of €9.8 million for the comparable period in 2004. Other revenues included primarily the positive effect of our financial instruments related to hedges of €0.9 million for the six months ended June 30, 2005 compared to a positive effect of €3.1 million for the three months ended June 30, 2004. Additionally other revenues in the six months ended June 30, 2004 were principally attributable to €2.3 million of insurance proceeds related to seismic vessels and to a €2.2 million gain on the sale of a building.
Financial Income and Expenses, Net
     Cost of financial debt, net increased 73% to €19.6 million in the six months ended June 30, 2005 from €11.3 million during the comparable period in 2004. This increase was mainly due to the financial cost of the early redemption of our remaining 10 5/8% bonds due 2007, which had a negative impact of €9.4 million. Excluding this non-recurring cost, the cost of financial debt would have decreased.
     Other financial income, which was €0.7 million for the six months ended June 30, 2005, corresponded primarily to net exchange gains of €1.9 million. Other financial income was a loss of €3.6 million for the six months ended June 30, 2004, which related to a negative impact of €3.9 million IFRS restatement for financial instruments that did not qualify for hedge accounting in 2004.
Equity in Income (Losses) of Investees
     Income from investments accounted for under the equity method increased to €6.7 million for the six month ended June 30, 2005 from €4.8 million for the six month ended June 30, 2004. Equity in income from Argas, our joint venture in Saudi Arabia, increased to €6.6 million for the six months ended June 30, 2005 from €4.7 million for the six month ended June 30, 2004.

Compagnie générale de géophysique, S.A.

Income Taxes
     Income taxes increased to €14.6 million for the six months ended June 30, 2005 from €9.2 million for the comparable period in 2004, despite a €1.7 million deferred tax credit in our Mexican subsidiary recognized on carry-forward losses and temporary differences. The increase in income tax is principally attributable to an increase in our U.S. income tax, due to the complete use of our net operating loss carry forwards in 2003, and in our English subsidiaries’ income tax.
     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
     Our net income for the six months ended June 30, 2005 was a profit of €2.7 million compared to a loss of €3.5 million for the comparable period in 2004, despite the €9.4 million financial cost of early redemption of our bonds recorded in May 2005. Excluding this non-recurring cost, the net income would have been €12.1 million for the six months ended June 30, 2005.
Liquidity and Capital Resources
     Our principal capital needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.
Operations
     For the six months ended June 30, 2005, our net cash provided by operating activities, before changes in working capital, was €79.6 million compared to €59.7 million for the six months ended June 30, 2004. This increase is mainly due to the increase in net income excluding payments of redemption fees on our 10 5/8% senior notes. Changes in working capital for the six months ended June 30, 2005 had negative impact of €1.7 million compared to a positive impact of €13.4 million for the six months ended June 30, 2004.
Investing Activities
     During the six months ended June 30, 2005, we incurred purchases of tangible and intangible assets of €36.8 million compared to €20.2 million for the six months ended June 30, 2004. We renewed some marine equipment on vessels in the first six months of 2005. In addition, we had €13.2 million of new capital leases mainly related to the vessel Laurentian for the six months ended June 30, 2005 compared with €0.2 million for the six months ended June 30, 2004.
     We also invested €15.0 million in our multi-client library during the six months ended June 30, 2005, primarily in Libya, in deepwater areas offshore in the Gulf of Mexico and Brazil. As of June 30, 2005, the net book value of our marine multi-client data library was €113.8 million compared to €124.6 million as of December 31, 2004.
Financing Activities
     Net cash provided by financing activities for the six months ended June 30, 2005 was negative €51.7 million, resulting principally from the early redemption of our outstanding 10 5/8% senior notes due 2007 in aggregate principal amount of U.S.$225 million (U.S.$75 million on January 26, 2005 and U.S.$150 million on May, 31, 2005) and the issuance of U.S.$165 million aggregate principal amount of 7 1/2% senior notes due 2015 on April 28, 2005.
     Net debt was €143.0 million as of June 30, 2005 and €122.5 million as of December 31, 2004. The ratio of net debt to equity increased slightly to 31% as of June 30, 2005 from 29% at December 31, 2004.
     “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at June 30, 2005 and at December 31, 2004:

	June 30,	December 31,
(in millions of euros)	2005	2004

Bank overdrafts	8.8	2.8
Current portion of financial debt	25.2	73.1
Financial debt	222.1	177.2
Less cash and cash equivalents	(113.1)	(130.6)

Net debt	143.0	122.5

     ORBDA for the three months ended June 30, 2005 was €48.3 million compared to €39.4 million for the comparable period in 2004.

Compagnie générale de géophysique, S.A.

     ORBDA for the six months ended June 30, 2005 was €97.0 million compared to €78.4 million for the corresponding period in 2004.
     “ORBDA” (Operating Result Before Depreciation and Amortization is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. Our U.S.$375 million single term credit facility dated September 1, 2005 also contains covenants regarding the maintenance of ORBDA to total interest costs and net debt to ORBDA — see “Recent Developments”. If we fail to meet these ratios and do not obtain waivers, we may be unable to borrow under the facilities and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.
     The following table presents a reconciliation of ORBDA to Net cash provided by operating activities for the periods indicated as follows:

	Six months ended
	June 30,
(in million of euros)	2005	2004
ORBDA	97.0	78.4
Other financial income (expense) — net	0.7	(3.6)
Income tax paid	(17.3)	(7.3)
Non-recurring gains (losses)	(0.5)	1.4
Increase (decrease) in other long-term liabilities	(0.7)	(7.5)
Expense and income calculated on stock-option	0.2	0.3
Less net gain on sale of asset	0.8	(3.4)
Other non-cash items	(1.2)	(0.7)
(Increase) decrease in trade accounts and notes receivables	(17.7)	(1.6)
(Increase) decrease in inventories and work in progress	(8.3)	(2.4)
(Increase) decrease in other current assets	5.5	15.0
Increase (decrease) in trade accounts and notes payables	11.1	(7.0)
Increase (decrease) in other current liabilities	0.3	(0.5)
Impact of changes in exchange rate	7.4	(9.9)
Less variation of current assets allowance included above	0.6	2.1
Net cash provided by operating activities according to cash-flow statement	77.9	73.1
     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2004.

Compagnie générale de géophysique, S.A.

Contractual Obligations
     The following table sets forth our future cash obligations as of June 30, 2005:

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)
Financial Debt	8.0	6.6	5.4	191.6	211.6
Capital Lease Obligations	19.0	7.6	8.1	—	34.7
Operating Leases	48.1	38.9	4.8	0.8	92.6
Other Long-Term Obligations (bond interest)	15.7	23.5	31.4	72.9	143.5

Total Contractual Cash Obligations	90.8	76.6	49.7	265.3	482.4

Trend Information
Currency Fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Compagnie générale de géophysique, S.A.

Recent developments
On August 29th, 2005, we acquired a controlling stake of approximately 60% of Exploration Resources ASA (“Exploration Resources”). We did not previously own any shares in Exploration Resources. We have continued to acquire shares of Exploration Resources and at September 7th, we have acquired an aggregate of 6,073,603 shares of Exploration Resources, corresponding to approximately 92% of the issued shares and to 94% of the votes, once adjusted for the existence of treasury shares, of Exploration Resources. Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, multi-client seismic services, and 4C/4D/seabed operations. Exploration Resources is listed on Oslo Børs under the ticker code “EXRE”. All shares were acquired at a purchase price of approximately NOK 340 per share. We will make a mandatory cash offer for all remaining shares in Exploration Resources in accordance with the provisions of the Norwegian Securities Act, which requires us to commence the offer before September 26, 2005. The offer price will be NOK 340 per share. The offer price represents a premium of 8.3 percent to the closing price of NOK 314 for the shares of Exploration Resources on August 26, 2005, and a premium of approximately 34.4 percent to the average trading price over the last month. We believe that the employees, the assets and the technological base of Exploration Resources and its subsidiary Multiwave are substantially complementary with our activities.
On September 1st, 2005, we entered into a single currency U.S.$375 million term credit facility with Crédit Suisse, London Branch and BNP Paribas as arrangers, with a maturity date at September 1st, 2006 with the option (upon our request and upon approval of a majority of the lenders) to extend it for a further six months. The use of proceeds for this credit facility is to fund our initial purchase of approximately 60% of Exploration Resources shares, our continuing purchases of Exploration Resources shares, our mandatory offer for the purchase of the remaining Exploration Resources shares and the squeeze out of remaining shareholders. At September 7th, 2005, we have drawn down a total of U.S.$330.9 million under this facility. The credit facility bears interest at a graduated rate beginning with a base margin, depending of the credit rating assigned by either Moody’s or Standard & Poor’s (4.25% at BB-/Ba3 or higher, 5.25% at B+/B1, 5.75% at B/B2 and 6.25% at B-/B3 or lower), over US$ LIBOR until March 1st, 2006, plus 0.50% until June 1st, 2006, plus 1.00% until September 1st, 2006 plus 2.00% until the maturity date. We agreed the maintenance of our “ORBDA” to total interests costs ratio (6.2, 5.0, 4.2, 3.7 and 3.9 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 respectively), to the maintenance of our net debt to “ORBDA” ratio (2.60, 2.60, 2.65, 2.65 and 2.40 for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 respectively) and to limitations on our capital expenditures (€230 million, €280 million, €255 million, €225 million and €190 million for the periods ending December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 respectively). In order to comply with the conditions of the acquisitions of Exploration Resources shares noted above, we obtained waivers from the lenders under our U.S.$60 million syndicated credit facility dated March 12, 2004 of the negative pledge and any other relevant provision thereunder, as well as amendments to the financial covenants thereunder including our gearing ratio (to 2.50:1 for the period ending December 31, 2005), leverage ratio (to 2.50:1 for the period ending December 31, 2005 and 2.00:1 for subsequent periods) and operational leverage (3.00:1 for the period ending December 31, 2006 and subsequent periods).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Compagnie Générale de Géophysique
(Registrant)

Robert BRUNCK
Chairman and Chief Executive Officer

Date: September 8, 2005